IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2021 and for the three-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 79, beginning on July 1st, 2021.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on December 12, 2019 and registered in the Superintendence on October 13,2020 with the number 9896, Book 1200 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 658,707,201 shares.

Common Stock subscribed, issued and paid up nominal value (in millions of ARS): 659.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 408,746,837 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 62.22% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid up nominal value (in millions of Pesos)
Common stock with a face value of ARS 1 per share and entitled to 1 vote each	658,707,201	659

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
HASAU	Hoteles Argentinos S.A.U.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
NIS	New Israeli Shekel
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
TGLT	TGLT S.A.
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2021 and June 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2021	06.30.2021
ASSETS
Non-current assets
Investment properties	8	193,895	200,154
Property, plant and equipment	9	4,521	4,531
Trading properties	10, 22	1,803	1,797
Intangible assets	11	2,480	2,623
Right-of-use assets	12	871	886
Investments in associates and joint ventures	7	13,616	13,294
Deferred income tax assets	19	560	487
Income tax and MPIT credit		28	33
Trade and other receivables	14	3,339	3,111
Investments in financial assets	13	683	1,331
Total non-current assets		221,796	228,247
Current assets
Trading properties	10, 22	125	125
Inventories	22	76	79
Income tax and MPIT credit		153	180
Trade and other receivables	14	9,302	9,262
Investments in financial assets	13	3,499	3,460
Cash and cash equivalents	13	2,153	2,110
Total current assets		15,308	15,216
TOTAL ASSETS		237,104	243,463
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		66,801	67,572
Non-controlling interest		22,423	22,831
TOTAL SHAREHOLDERS’ EQUITY		89,224	90,403
LIABILITIES
Non-current liabilities
Borrowings	17	51,226	51,061
Lease liabilities		830	932
Deferred income tax liabilities	19	71,311	75,130
Trade and other payables	16	1,702	1,516
Income tax and MPIT liabilities		1,367	-
Provisions	18	101	125
Derivative financial instruments	13	4	10
Salaries and social security liabilities		88	94
Total non-current liabilities		126,629	128,868
Current liabilities
Trade and other payables	16	5,752	5,577
Borrowings	17	13,856	16,839
Lease liabilities		114	59
Provisions	18	147	161
Salaries and social security liabilities		400	476
Income tax and MPIT liabilities		941	1,028
Derivative financial instruments	13	41	52
Total current liabilities		21,251	24,192
TOTAL LIABILITIES		147,880	153,060
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		237,104	243,463

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Company Name IRSA Inversiones y Representaaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the three-month period ended September 30, 2021 and 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Three months
	Note	09.30.2021	09.30.2020
Revenues	20	4,382	2,453
Costs	21, 22	(1,754)	(1,673)
Gross profit		2,628	780
Net (loss) / gain from fair value adjustment of investment properties	8	(6,494)	36,728
General and administrative expenses	21	(737)	(982)
Selling expenses	21	(338)	(686)
Other operating results, net	23	252	16
(Loss) / profit from operations		(4,689)	35,856
Share of (loss) / profit of associates and joint ventures	7	(155)	225
(Loss) / income before financial results and income tax		(4,844)	36,081
Finance income	24	62	86
Finance costs	24	(2,004)	(2,429)
Other financial results	24	2,966	952
Inflation adjustment	24	340	(89)
Financial results, net		1,364	(1,480)
(Loss) / profit before income tax		(3,480)	34,601
Income tax	19	2,466	(12,133)
(Loss) / profit for the period from continuing operations		(1,014)	22,468
Loss for the period from discontinued operations	28	-	(9,752)
(Loss) / profit for the period		(1,014)	12,716
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(164)	(720)
Other comprehensive (loss) / income for the period from continuing operations		(164)	(720)
Other comprehensive income for the period from discontinued operations		-	(12,503)
Total other comprehensive loss for the period		(164)	(13,223)
Total comprehensive loss for the period		(1,178)	(507)

Total comprehensive (loss) / income from continuing operations		(1,178)	21,748
Total comprehensive income from discontinued operations		-	(22,255)
Total comprehensive loss for the period		(1,178)	(507)

(Loss) / profit for the period attributable to:
Equity holders of the parent		(600)	10,086
Non-controlling interest		(414)	2,630

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent		(600)	17,788
Non-controlling interest		(414)	4,680

Total comprehensive (Loss) / income attributable to:
Equity holders of the parent		(762)	4,443
Non-controlling interest		(416)	(4,950)

Total comprehensive (Loss) / income from continuing operations attributable to:
Equity holders of the parent		(762)	18,257
Non-controlling interest		(416)	3,491

(Loss) / profit per share attributable to equity holders of the parent: (i)
Basic		(0.91)	17.53
Diluted		(0.91)	17.48

(Loss) / profit per share from continuing operations attributable to equity holders of the parent: (i)
Basic		(0.91)	30.92
Diluted		(0.91)	30.83

(i) The loss/profit per share have been calculated using 656,700,315 shares at 09.30.21 and 575,377,891 at 09.30.20. If 656,700,315 shares had been used for the calculation, the result per share would be ARS 15.36 for 09.30.20. See note 17 to the Annual Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Company Name IRSA Inversiones y Representaaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (iii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iv)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2021	657	2	22,596	1,944	26,347	162	1,752	15,432	29,827	(31,147)	67,572	22,831	90,403
Loss for the period	-	-	-	-	-	-	-	-	-	(600)	(600)	(414)	(1,014)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(162)	-	(162)	(2)	(164)
Total (loss) and other comprehensive (loss) for the period	-	-	-	-	-	-	-	-	(162)	(600)	(762)	(416)	(1,178)
Warrants exercise (iii)	-	-	-	(1)	3	-	-	-	-	-	2	-	2
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	8	8
Other changes in equity	-	-	-	-	-	-	-	-	(9)	-	(9)	-	(9)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(2)	-	(2)	-	(2)
Balance as of September 30, 2021	657	2	22,596	1,943	26,350	162	1,752	15,432	29,654	(31,747)	66,801	22,423	89,224

(i) Includes ARS 1 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) Between September 17,2021 and September 25,2021, 30,741 warrants were exercised so the equivalent in shares was issued.
(iv) Group´s other reserves for the period ended September 30, 2021 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Revaluation surplus	Total Other reserves
Balance as of July 1, 2021	(279)	(9,204)	315	2,778	707	(705)	34,435	139	1,641	29,827
Other comprehensive loss for the period	-	-	-	-	(162)	-	-	-	-	(162)
Total comprehensive loss for the period	-	-	-	-	(162)	-	-	-	-	(162)
Changes in non-controlling interest	-	(2)	-	-	-	-	-	-	-	(2)
Other changes in equity	-	-	-	-	(9)	-	-	-	-	(9)
Balance as of September 30, 2021	(279)	(9,206)	315	2,778	536	(705)	34,435	139	1,641	29,654

 There are no cumulative unpaid dividends on preferred shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Company Name IRSA Inversiones y Representaaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2020	575	2	22,586	23,866	156	796	15,436	9,674	20,679	93,770	107,559	201,329
Profit for the period	-	-	-	-	-	-	-	-	10,086	10,086	2,630	12,716
Other comprehensive loss for the period	-	-	-	-	-	-	-	(5,643)	-	(5,643)	(7,580)	(13,223)
Total profit and other comprehensive loss for the period	-	-	-	-	-	-	-	(5,643)	10,086	4,443	(4,950)	(507)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	6	6
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(30)	(30)
Other changes in equity	-	-	-	-	-	-	-	9,035	-	9,035	(66,852)	(57,817)
Reserve for share-based payments	-	-	-	-	3	-	-	(3)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	53	-	53	(108)	(55)
Balance as of September 30, 2020	575	2	22,586	23,866	159	796	15,436	13,116	30,765	107,301	35,625	142,926

(i) Includes ARS 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) Group’s other reserves for the period ended September 30, 2020 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special reserve	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2020	(282)	(8,650)	323	2,778	(1,195)	(601)	(643)	17,062	175	707	9,674
Other comprehensive loss for the period	-	-	-	-	(5,300)	(119)	(224)	-	-	-	(5,643)
Total comprehensive loss for the period	-	-	-	-	(5,300)	(119)	(224)	-	-	-	(5,643)
Reserve for share-based payments	2	-	(5)	-	-	-	-	-	-	-	(3)
Changes in non-controlling interest	-	53	-	-	-	-	-	-	-	-	53
Other changes in equity	-	(79)	-	-	7,675	328	1,195	-	(175)	91	9,035
Balance as of September 30, 2020	(280)	(8,676)	318	2,778	1,180	(392)	328	17,062	-	798	13,116

    There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Company Name IRSA Inversiones y Representaaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month period ended September 30, 2021 and 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2021	09.30.2020
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	1,659	1,735
Income tax and MPIT paid		(6)	(5)
Net cash generated from continuing operating activities		1,653	1,730
Net cash generated from discontinued operating activities		-	3,395
Net cash generated from operating activities		1,653	5,125
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(29)	(12)
Acquisition and improvements of investment properties		(370)	(1,096)
Proceeds from sales of investment properties		238	14,643
Acquisitions and improvements of property, plant and equipment		(97)	(69)
Acquisitions of intangible assets		(8)	(9)
Acquisitions of investments in financial assets		(896)	(9,424)
Proceeds from disposal of investments in financial assets		767	10,383
Interest received from financial assets		189	239
Dividends received from financial assets		1	-
Net cash (used in) / generated from continuing investing activities		(205)	14,655
Net cash generated from discontinued investing activities		-	48,532
Net cash (used in) / generated from investing activities		(205)	63,187
Financing activities:
Borrowings and issuance of non-convertible notes		2,853	5,285
Payment of borrowings and non-convertible notes		(709)	(30,508)
Collections of short-term loans, net		(201)	7,412
Interests paid		(2,801)	(4,001)
Repurchase of non-convertible notes		(177)	(101)
Acquisition of non-controlling interest in subsidiaries		-	(81)
Proceeds from warrants exercise		2	-
Sale of own non-convertible notes		-	800
Net proceeds from derivate financial instrument		(15)	(343)
Net cash used in continuing financing activities		(1,048)	(21,537)
Net cash used in discontinued financing activities		-	(19,850)
Net cash used in financing activities		(1,048)	(41,387)
Net increase / (decrease) in cash and cash equivalents from continuing activities		400	(5,152)
Net increase in cash and cash equivalents from discontinued activities		-	32,077
Net increase in cash and cash equivalents		400	26,925
Cash and cash equivalents at beginning of period		2,110	148,318
Deconsolidation of subsidiaries		-	(158,820)
Foreign exchange gain and inflation adjustment on cash and changes in fair value of cash equivalents		(357)	(9,719)
Cash and cash equivalents at end of period	13	2,153	6,704

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Company Name IRSA Inversiones y Representaaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on November 8, 2021.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and Consultores Asset Management S.A. is our ultimate parent company.

As stated in Note 1 to the consolidated financial statements as of June 30, 2021, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control as of that date, consequently, the results of such company as of September 30,2020 are included in discontinued operations.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three months ended September 30, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended September 30, 2021, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of September 30, 2021 (accumulated three months)
Price variation	9%

IRSA Inversiones y Representaciones Sociedad Anónima

As a consequence of the aforementioned, these financial statements as of September 30, 2021 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2021 and September 30, 2020 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

See Note 29 for information on the context in which the Group operates.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2021 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2021, are detailed in Note 4 to the Annual Financial Statements.

A.
Sale of real estate parcels in Hudson

On August 2, 2021, our subsidiary IRSA CP signed the bill for the sale of several parcels of the property called Casonas located in Hudson, Berazategui district. The price of the transaction was USD 0.6.

IRSA Inversiones y Representaciones Sociedad Anónima

B.
Sale of Mariano Acosta Plot

On August 9, 2021, the sales ticket for Mariano Acosta Plot was signed for a total amount of USD 0.7. With the signing of the ticket, the amount of USD 0.5 was received and the remaining balance of USD 0.2 at the signing of the deed.

C.
Sale of Merlo Plot

On August 9, 2021, the sales ticket for Merlo Plot was signed for a total amount of USD 0.7. With the signing of the ticket, the amount of USD 0.5 was received and the remaining balance of USD 0.2 at the signing of the deed.

D.
Sale of portfolio Hotels - Condor Agreement

On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners.

In this context, Condor announced a Liquidation and Dissolution Plan with the intention of distributing certain net proceeds from the sale of the hotel portfolio to shareholders in one or more instalments.

The sale agreement and the implementation of the Liquidation Plan are subject to the approval of the Condor Shareholders' Meeting.

As of the date of these financial statement presentation, the Company owns, directly and indirectly, 3,191,213 ordinary shares representing 21.7% of the capital stock.

E.
IRSA – IRSA CP Merger Proposal

On September 30, 2021, IRSA & IRSA CP Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA CP public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

The merger is subject to the approval of the shareholders' meeting of both companies whose call will be made once they have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject since both companies list their shares in markets that operate in said jurisdiction.

IRSA Inversiones y Representaciones Sociedad Anónima

Once the merger by absorption between IRSA as the absorbing company and IRSA CP as the absorbed company has been approved, the effective date will be July 1, 2021, date from which the transfer to the absorbing company of all the assets of the absorbed company will take effect, thereby incorporating all its rights and obligations, assets, and liabilities into the equity of the absorbing company, all subject to the required corporate approvals.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP.

The exchange of IRSA CP shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice), a process that may take several months.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2021 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost) except for what is mentioned in Note 30 in relation to COVID-19.

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, they were descripted in Note 6 to the Annual Financial Statements.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended September 30, 2021 and 2020:

	Three Months ended September 30, 2021
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	3,430	(24)	985	(9)	4,382
Costs	(745)	16	(1,025)	-	(1,754)
Gross profit / (loss)	2,685	(8)	(40)	(9)	2,628
Net gain from fair value adjustment of investment properties	(6,609)	115	-	-	(6,494)
General and administrative expenses	(752)	2	-	13	(737)
Selling expenses	(337)	(1)	-	-	(338)
Other operating results, net	239	1	16	(4)	252
(Loss) / profit from operations	(4,774)	109	(24)	-	(4,689)
Share of profit of associates and joint ventures	(80)	(75)	-	-	(155)
Segment (loss) / profit	(4,854)	34	(24)	-	(4,844)
Reportable assets	217,894	(1,588)	-	20,798	237,104
Reportable liabilities	-	-	-	(147,880)	(147,880)
Net reportable assets	217,894	(1,588)	-	(127,082)	89,224

IRSA Inversiones y Representaciones Sociedad Anónima

	Three Months ended September 30, 2020
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	1,857	(12)	617	(9)	2,453
Costs	(993)	21	(701)	-	(1,673)
Gross profit / (loss)	864	9	(84)	(9)	780
Net gain from fair value adjustment of investment properties	38,004	(1,276)	-	-	36,728
General and administrative expenses	(997)	1	-	14	(982)
Selling expenses	(687)	1	-	-	(686)
Other operating results, net	(26)	2	45	(5)	16
Profit / (loss) from operations	37,158	(1,263)	(39)	-	35,856
Share of profit of associates and joint ventures	(720)	945	-	-	225
Segment profit / (loss)	36,438	(318)	(39)	-	36,081
Reportable assets	282,110	(1,454)	-	24,918	305,574
Reportable liabilities	-	-	-	(162,650)	(162,650)
Net reportable assets	282,110	(1,454)	-	(137,732)	142,924

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 8 and ARS 26 as of September 30, 2021 and 2020 respectively.

Below is a summarized analysis of the segments from the Group’s Operations Center in Argentina for the periods ended September 30, 2021 and 2020:

	Three Months ended September 30, 2021
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,225	716	-	473	2	-	14	3,430
Costs	(274)	(48)	(31)	(296)	(7)	-	(89)	(745)
Gross profit / (loss)	1,951	668	(31)	177	(5)	-	(75)	2,685
Net (loss) / gain from fair value adjustment of investment properties (i)	(3,698)	(1,833)	(1,244)	-	3	-	163	(6,609)
General and administrative expenses	(312)	(87)	(78)	(113)	(12)	(115)	(35)	(752)
Selling expenses	(208)	(47)	(36)	(44)	-	-	(2)	(337)
Other operating results, net	26	19	185	(3)	4	-	8	239
(Loss) / profit from operations	(2,241)	(1,280)	(1,204)	17	(10)	(115)	59	(4,774)
Share of profit of associates and joint ventures	-	-	-	-	328	-	(408)	(80)
Segment (loss) / profit	(2,241)	(1,280)	(1,204)	17	318	(115)	(349)	(4,854)

Investment properties and trading properties	56,144	82,436	59,670	-	109	-	2,483	200,842
Investment in associates and joint ventures	-	-	-	-	2,871	-	7,235	10,106
Other operating assets	369	1,494	2,129	2,796	-	9	149	6,946
Operating assets	56,513	83,930	61,799	2,796	2,980	9	9,867	217,894

(i) For the three-month period ended September 30, 2021, the net loss from fair value adjustment of investment properties was ARS 6,494. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
(a) loss of ARS 3,185.6 as a consequence of the variation in the projected income growth rate increase in the projected inflation rate and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls;
(b) positive impact of ARS 1,525.5 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(c) an increase of 30 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 1,280.1.
(d) Additionally, due to the impact of the inflation adjustment, ARS 4,717.0 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
(e) The value of our office buildings and other rental properties measured in real terms decreased by 2.4% during the three-month period ended as of September 30, 2021, due to the implicit exchange rate.

IRSA Inversiones y Representaciones Sociedad Anónima

	Three Months ended September 30, 2020
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	560	825	59	9	401	-	3	1,857
Costs	(204)	(69)	(148)	(197)	(337)	-	(38)	(993)
Gross profit / (loss)	356	756	(89)	(188)	64	-	(35)	864
Net gain from fair value adjustment of investment properties	1,796	19,992	15,393	-	3	-	820	38,004
General and administrative expenses	(500)	(133)	(101)	(87)	(26)	(120)	(30)	(997)
Selling expenses	(111)	(56)	(465)	(29)	(24)	-	(2)	(687)
Other operating results, net	(28)	2	(9)	12	-	-	(3)	(26)
Profit / (loss) from operations	1,513	20,561	14,729	(292)	17	(120)	750	37,158
Share of profit of associates and joint ventures	-	-	(12)	-	(589)	-	(119)	(720)
Segment profit / (loss)	1,513	20,561	14,717	(292)	(572)	(120)	631	36,438

Investment properties and trading properties	82,524	109,819	66,933	-	157	-	3,027	262,460
Investment in associates and joint ventures	-	-	861	-	2,716	-	10,905	14,482
Other operating assetsInvestment	431	360	1,233	2,979	-	9	156	5,168
Operating assets	82,955	110,179	69,027	2,979	2,873	9	14,088	282,110

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	September 30, 2021	June 30, 2021
Beginning of the period / year	13,287	122,084
Increase of equity interest and capital contributions	604	46
Decrease of interest in associate (iv)	-	(47,919)
Deconsolidation (i)	-	(52,940)
Share of profit	(155)	(3,317)
Impairment (iii)	(2)	(684)
Currency translation adjustment	(131)	(3,911)
Other comprehensive income	-	(59)
Others	5	(13)
End of the period / year (ii)	13,608	13,287

(i)
Corresponds to the deconsolidation of IDBD. See Note 4.G to the consolidated Financial Statements as of June 30, 2021.
(ii)
As of September 30, 2021 and June 30, 2021 includes ARS (8) and ARS (7), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(iii)
Corresponds to the investment in TGLT S.A.
(iv)
Corresponds to the sale of the remaining equity interest in Shufersal in July 2020.

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	September 30, 2021	June 30, 2021	September 30, 2021	June 30, 2021	September 30, 2021	September 30, 2020
Associates
New Lipstick	49.96%	49.96%	226	238	(4)	(503)
BHSA	29.91%	29.91%	5,499	5,859	(359)	(91)
Condor	21.70%	18.89%	2,564	1,770	331	(84)
Quality	50.00%	50.00%	3,154	3,199	(72)	948
La Rural SA	50.00%	50.00%	178	185	(6)	24
TGLT	27.82%	27.82%	1,001	1,024	(23)	(59)
Other joint ventures	N/A	N/A	986	1,012	(153)	(2,910)
Total associates and joint ventures			13,608	13,287	(286)	(2,675)

IRSA Inversiones y Representaciones Sociedad Anónima

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statement issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) (0)	(*) (41)
BHSA	Argentina	Financial	448,689,072	(**) 1,500	(**) (685)	(**) 18,145
Condor	EE.UU.	Hotel	3,191,214	(*) 232	(*) (125)	(*) 119
Quality	Argentina	Real estate	406,316,259	406	(144)	6,206
La Rural SA	Argentina	Organization of events	714,498	1	(2)	101
TGLT	Argentina	Real estate	257,320,997	925	(82)	4,635

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Information as of September 30, 2021 according to IFRS.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Three Months ended September 30, 2021				Year ended June 30, 2021
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	137,155	59,212	3,787	200,154	373,502
Additions	224	3	260	487	1,133
Capitalized leasing costs	5	-	-	5	24
Amortization of capitalized leasing costs (i)	(5)	-	-	(5)	(14)
Transfers	-	-	-	-	(579)
Deconsolidation	-	-	-	-	(128,458)
Disposals	(12)	(233)	-	(245)	(23,415)
Currency translation adjustment	(5)	-	(2)	(7)	(13,518)
Net (loss) from fair value adjustment	(5,233)	(1,244)	(17)	(6,494)	(8,521)
Fair value at the end of the period / year	132,129	57,738	4,028	193,895	200,154

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

The following amounts have been recognized in the Statements of Income:

	09.30.2021	09.30.2020
Rental and services income	3,909	1,989
Direct operating expenses	(1,417)	(996)
Development reimbursements / (expenses)	(32)	(26)
Net realized gain from fair value adjustment of investment properties (i) (ii)	122	8,163
Net unrealized gain from fair value adjustment of investment properties	(6,616)	28,565

(i)
As of September 30, 2021 includes ARS 18 for the sale of Casona Hudson, ARS 55 for the sale of Merlo Plot and ARS 49 for the sale of Mariano Acosta Plot. As of September 30, 2020 includes ARS 2,732 for the sale of Boston Tower and ARS 5,431 for the sale of Bouchard 710.

(ii)
As of September 30, 2021, (ARS 99) corresponds to the realized result from fair value adjustment for the period ((ARS 68) for the sale of Casona Hudson, (ARS 15) for the sale of Merlo Plot and (ARS 16) for the sale of Mariano Acosta Plot) and ARS 221 for realized result from fair value adjustment made in previous years (ARS 86 for the sale of Casona Hudson, ARS 70 for the sale of Merlo Plot and ARS 65 for the sale of Mariano Acosta Plot). As of September 30, 2020 ARS 285 corresponds to net realized fair value adjustment on investment properties for the period (ARS 797 for the sale of Boston Tower and (ARS 512) for the sale of Bouchard 710) and ARS 7,878 corresponds to the realized fair value adjustment made in previous years (ARS 1,935 for the sale of Boston Tower and ARS 5,943 for the sale of Bouchard 710).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions September 30, 2021, considering the market conditions existing at that date due to the pandemic described in Note 29, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

The Company owns an important property of more than 70 hectares, which was acquired in 1997, facing the Río de la Plata on the Costanera Sur, south of Puerto Madero, 10 minutes from downtown Buenos Aires, originally called “Solares de Santa María” which was renamed “Costa Urbana”. The Company intends to create a mixed-use development including residential complexes, offices, stores, hotels, sports clubs and service areas (schools, supermarkets and parking spaces).

After some unsuccessful approval attempts with the City of Buenos Aires Government and its Legislature, and after new negotiations carried out in recent years, the Company has signed a new agreement with the Executive Power of the City of Buenos Aires under the “Urban Agreement” modality framed within Decree No. 475 published on December 30, 2020, by means of which it approved the regulation of article 10.9. “Urban Agreements” of Law No. 6099 (text consolidated by Law No. 6347). According to article 10.9 of the Urban Code, these agreements are contracts entered into between the owner of a land/property and the Executive Power, which imply a regulatory change that must be approved by the City of Buenos Aires Legislature. Under this modality, a new urbanization project was proposed, in which more than 67% of the property’s surface is destined for public use, maintaining the original Total Occupancy Factor (“FOT 1”) that implies a capacity to develop more than 895,000 sqm. The Bill was raised for treatment in the first reading on the Legislature premises and it was approved without abstentions on August 19, 2021 by 36 votes out of a total of 55. As part of the approval process, the non-binding Public Hearing was held from October 15, 2021 to November 8, 2021 and is pending the treatment in second reading for final legislative approval.

The accounting valuation as of September 30, 2021 does not reflect any of these potential changes, valuing the land with the same methodology and assumptions as in previous years.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Three Months ended September 30, 2021				Year ended June 30, 2021
	Buildings and facilities	Machinery and equipment	Others	Total	Total
Costs	7,733	2,746	632	11,111	229,607
Accumulated depreciation	(3,562)	(2,560)	(458)	(6,580)	(167,677)
Net book amount at the beginning of the period / year	4,171	186	174	4,531	61,930
Additions	22	20	55	97	1,810
Disposals	-	-	-	-	(99)
Deconsolidation	-	-	-	-	(52,444)
Reclassification to assets assets held for sale	-	-	-	-	(31)
Currency translation adjustment	-	-	-	-	(4,191)
Transfers	-	-	-	-	1,081
Depreciation charges (i)	(77)	(21)	(9)	(107)	(3,525)
Balances at the end of the period / year	4,116	185	220	4,521	4,531
Costs	7,755	2,766	687	11,208	11,111
Accumulated depreciation	(3,639)	(2,581)	(467)	(6,687)	(6,580)
Net book amount at the end of the period / year	4,116	185	220	4,521	4,531

(i)
As of September 30, 2021, depreciation charges of property, plant and equipment were recognized as follows: ARS 75 in "Costs" and ARS 32 in "General and administrative expenses", respectively in the Statement of Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Three Months ended September 30, 2021				Year ended June 30, 2021
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	132	877	913	1,922	11,773
Additions	-	44	1	45	880
Deconsolidation	-	-	-	-	(8,404)
Currency translation adjustment	-	(39)	-	(39)	(758)
Disposals	-	-	-	-	(1,569)
End of the period / year	132	882	914	1,928	1,922
Non-current				1,803	1,797
Current				125	125
Total				1,928	1,922

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Three Months ended September 30, 2021				Year ended June 30, 2021
	Goodwill	Information systems and software	Contracts and others	Total	Total
Costs	148	862	2,588	3,598	115,495
Accumulated amortization	-	(638)	(337)	(975)	(69,890)
Net book amount at the beginning of the period / year	148	224	2,251	2,623	45,605
Additions	-	7	1	8	2,377
Disposals	-	-	(123)	(123)	(121)
Impairment	-	-	-	-	(44)
Deconsolidation	-	-	-	-	(39,939)
Currency translation adjustment	-	-	-	-	(2,702)
Amortization charges (i)	-	(28)	-	(28)	(2,553)
Balances at the end of the period / year	148	203	2,129	2,480	2,623
Costs	148	869	2,466	3,483	3,598
Accumulated amortization	-	(666)	(337)	(1,003)	(975)
Net book amount at the end of the period / year	148	203	2,129	2,480	2,623

(i)
As of September 30, 2021, amortization charges were recognized in the amount of ARS 9 in "Costs" and ARS 19 in "General and administrative expenses", in the Statement of Income (Note 21).

12.
Right-of-use assets

The Group’s right-of-use assets as of September 30, 2021 and June 30, 2021 are the following:

	September 30, 2021	June 30, 2021
Real Estate	14	12
Machinery and equipment	4	4
Others	853	870
Total Right-of-use assets	871	886
Non-current	871	886
Total	871	886

The depreciation charge of the right-of use-assets is detailed below:

	September 30, 2021	September 30, 2020
Real Estate	12	1,412
Telecommunications	-	323
Others	2	297
Total depreciation of right-of-use assets (i)	14	2,032

(i)
As of September 30, 2021, amortization charges were recognized in the amount of ARS 11 in "Costs" and ARS 3 in "General and administrative expenses", in the Statement of Income (Note 21). Includes ARS 1,996 charged to the result of discontinued operations as of September 30, 2020

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 13 to the Annual Financial Statements. Financial assets and financial liabilities as of September 30, 2021 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	8,332	-	-	-	8,332	5,277	13,609
Investments in financial assets:
- Public companies’ securities	-	327	-	-	327	-	327
- Bonds	-	2,957	-	-	2,957	-	2,957
- Investments in financial assets with quotation	11	833	-	54	898	-	898
Cash and cash equivalents:
- Cash at bank and on hand	1,311	-	-	-	1,311	-	1,311
- Short-term investments	-	842	-	-	842	-	842
Total assets	9,654	4,959	-	54	14,667	5,277	19,944

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables	3,062	-	-	-	3,062	4,392	7,454
Borrowings (excluding finance leases)	65,082	-	-	-	65,082	-	65,082
Derivative financial instruments:
- Swaps	-	-	45	-	45	-	45
Total liabilities	68,144	-	45	-	68,189	4,392	72,581

Financial assets and financial liabilities as of June 30, 2021 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2021
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	7,902	-	-	-	7,902	5,401	13,303
Investments in financial assets:
- Public companies’ securities	-	1,067	-	-	1,067	-	1,067
- Bonds	-	2,963	-	-	2,963	-	2,963
- Investments in financial assets with quotation	11	698	-	52	761	-	761
Cash and cash equivalents:
- Cash at bank and on hand	1,232	-	-	-	1,232	-	1,232
- Short term investments	-	878	-	-	878	-	878
Total assets	9,145	5,606	-	52	14,803	5,401	20,204

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables	3,152	-	-	-	3,152	3,941	7,093
Borrowings (excluding finance leases)	67,900	-	-	-	67,900	-	67,900
Derivative financial instruments:
- Swaps	-	-	62	-	62	-	62
Total liabilities	71,052	-	62	-	71,114	3,941	75,055

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2021.

As of September 30, 2021, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, except as mentioned in Note 29.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Condor´s Promissory note	Theoretical price	Price of the underlying (Market price) and volatility of the share (historical) and market interest rate (Libor Curve).	Level 3	Price of the underlying 6 to 8. Volatility of the share 57% to 77%. Market interest rate 1.15% to 1.75%
Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of September 30, 2021 and June 30, 2021:

	Investments in financial assets - Others	Total as of September 30, 2021	Total as of June 30, 2021
Balances at beginning of the period / year	52	52	5,355
Currency translation adjustment	(2)	(2)	(5)
Deconsolidation	-	-	(5,308)
Gain for the period / year (i)	4	4	10
Balances at the end of the period / year	54	54	52

(i)
Included within “Financial results, net” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2021 and June 30, 2021 are as follows:

	September 30, 2021	June 30, 2021
Sale, leases and services receivables	5,434	5,019
Less: Allowance for doubtful accounts	(968)	(930)
Total trade receivables	4,466	4,089
Prepaid expenses	703	880
Borrowings, deposits and others	3,817	4,010
Advances to suppliers	952	1,038
Tax receivables	1,606	1,274
Others	1,097	1,082
Total other receivables	8,175	8,284
Total trade and other receivables	12,641	12,373
Non-current	3,339	3,111
Current	9,302	9,262
Total	12,641	12,373

Movements on the Group’s allowance for doubtful accounts were as follows:

	September 30, 2021	June 30, 2021
Beginning of the period / year	930	6,131
Additions	146	825
Recovery	(34)	(250)
Currency translation adjustment	9	(302)
Deconsolidation	-	(5,074)
Receivables written off during the period/year as uncollectable	-	(31)
Inflation adjustment	(83)	(369)
End of the period / year	968	930

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month period ended September 30, 2021 and 2020:

	Note	Three Months ended September 30, 2021	Three Months ended September 30, 2020
(Loss) / profit for the period		(1,014)	12,716
Profit for the period from discontinued operations		-	9,752
Adjustments for:
Income tax	19	(2,466)	12,133
Amortization and depreciation	21	149	186
Net gain / (loss) from fair value adjustment of investment properties		6,494	(36,728)
Financial results, net		(1,611)	(135)
Provisions and allowances		124	108
Share of (profit) / loss of associates and joint ventures	7	155	(225)
Changes in operating assets and liabilities:
Decrease in inventories		4	8
(Increase) / decrease in trading properties		(14)	390
Decrease in restricted assets		-	1,764
Decrease / (increase) in trade and other receivables		19	(980)
(Decrease) / increase in trade and other payables		(52)	2,874
Decrease in salaries and social security liabilities		(86)	(111)
Decrease in provisions		(43)	(17)
Net cash generated by continuing operating activities before income tax paid		1,659	1,735
Net cash generated by discontinued operating activities before income tax paid		-	3,667
Net cash generated by operating activities before income tax paid		1,659	5,402

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents a detail of significant non-cash transactions occurred in the three-month period ended September 30, 2021 and 2020:

	Three Months ended September 30, 2021	Three Months ended September 30, 2020
Increase in rights of use through increased lease liabilities	-	37
Increase of trade and other receivables through a decrease of associates and joint ventures	-	17
Decrease of interest in associates and joint ventures	-	47,236
Increase of investment properties through an increase of borrowings	-	124
Increase of trading properties through an increase of trade and other payables	-	18
Distribution of dividends in shares	575	-
Increase in investment properties through an increase in borrowings	117	-

16.
Trade and other payables

Group’s trade and other payables as of September 30, 2021 and June 30, 2021 were as follows:

	September 30, 2021	June 30, 2021
Trade payables	998	1,125
Advances from sales, leases and services	3,356	3,293
Accrued invoices	979	939
Total trade payables	5,333	5,357
Taxes payable	1,119	746
Other payables	1,002	990
Total other payables	2,121	1,736
Total trade and other payables	7,454	7,093
Non-current	1,702	1,516
Current	5,752	5,577
Total	7,454	7,093

17.
Borrowings

The breakdown of the Group’s borrowings as of September 30, 2021 and June 30, 2021 was as follows:

	Total as of September 30, 2021	Total as of June 30, 2021	Fair value as of September 30, 2021	Fair value as of June 30, 2021
NCN	55,473	56,700	53,715	53,306
Bank loans	2,687	3,405	2,687	3,419
Bank overdrafts	4,993	5,775	4,993	5,770
Other borrowings	1,595	1,511	1,595	1,511
AABE Debt	281	282	281	282
Loans with non-controlling interests	53	227	53	227
Total borrowings	65,082	67,900	63,324	64,515
Non-current	51,226	51,061
Current	13,856	16,839
Total	65,082	67,900

IRSA Inversiones y Representaciones Sociedad Anónima

Issuance of IRSA Non-convertible Notes

On August 26, 2021, the Company issued USD 58.1 Non-convertible Notes in the local market through the following instruments:

●
Series XIII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment will be in three installments, counted from the date of issuance: the first for 25% of the nominal value on August 26, 2023; the second for 25% on February 26, 2024, and the third for 50% of the nominal value on August 26, 2024. The price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Three Months ended September 30, 2021			Year ended June 30, 2021
	Legal claims (i)	Investments in associates and joint ventures (ii)	Total	Total
Beginning of period / year	279	7	286	9,033
Additions	25	-	25	11
Share of loss of associates	-	1	1	-
Deconsolidation	-	-	-	(7,754)
Recovery	(12)	-	(12)	(57)
Used during the period / year	(29)	-	(29)	(141)
Inflation adjustment	(23)	-	(23)	(125)
Currency translation adjustment	-	-	-	(681)
End of period / year	240	8	248	286
Non-current			101	125
Current			147	161
Total			248	286

(i)
Additions and recovery are included in "Other operating results, net".
(ii)
Corresponds to investments in Puerto Retiro, company that has negative equity. The increase and recovery are included in "Share of profit of associates and joint ventures ".

There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

19.
Taxes

The details of the Group’s income tax, is as follows:
	September 30, 2021	September 30, 2020
Current income tax (i)	(1,426)	(8)
Deferred income tax	3,892	(12,125)
Income tax from continuing operations	2,466	(12,133)

(i)
If the merger with IRSA CP is approved by the General Shareholders' Meeting, the income tax liability from the absorbed company will be offset with the unrecognized tax loss carryforwards which amounts to ARS 12,869.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month period ended September 30, 2021 and 2020:

	Three Months ended September 30, 2021	Three Months ended September 30, 2020
Profit from continuing operations at tax rate applicable in the respective countries	1,218	(10,380)
Permanent differences:
Share of profit of associates and joint ventures	54	(67)
Unrecognized tax loss carryforwards	463	(3,682)
Inflation adjustment permanent difference	2,471	680
Tax rate differential	(12)	2,494
Non-taxable profit, non-deductible expenses and others	(279)	338
Tax inflation adjustment	(1,449)	(1,516)
Income tax from continuing operations	2,466	(12,133)

The gross movement in the deferred income tax account is as follows:

	September 30, 2021	June 30, 2021
Beginning of period / year	(74,643)	(71,245)
Currency translation adjustment	-	1,836
Deconsolidation	-	17,150
Assets held for sale	-	42
Revaluation surplus reserve	-	(91)
Deferred income tax charge	3,892	(22,335)
End of period / year	(70,751)	(74,643)
Deferred income tax assets	560	487
Deferred income tax liabilities	(71,311)	(75,130)
Deferred income tax liabilities, net	(70,751)	(74,643)

20.
Revenues

	Three Months ended September 30, 2021	Three Months ended September 30, 2020
Rental and services income	3,909	1,989
Sales of trading properties and developments	-	455
Revenue from hotels operation and tourism services	473	9
Total Group’s revenues	4,382	2,453

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of September 30, 2021	Total as of September 30, 2020
Cost of sale of goods and services	39	-	-	39	448
Salaries, social security costs and other personnel expenses	643	310	20	973	848
Depreciation and amortization	95	54	-	149	186
Fees and payments for services	52	106	15	173	311
Maintenance, security, cleaning, repairs and others	530	61	1	592	440
Advertising and other selling expenses	175	-	11	186	37
Taxes, rates and contributions	165	21	176	362	477
Director´s fees	-	142	-	142	435
Leases and service charges	40	10	1	51	59
Allowance for doubtful accounts, net	-	-	111	111	69
Other expenses	15	33	3	51	31
Total as of September 30, 2021	1,754	737	338	2,829	-
Total as of September 30, 2020	1,673	982	686	-	3,341

IRSA Inversiones y Representaciones Sociedad Anónima

22.
Cost of goods sold and services provided

	Total as of September 30, 2021	Total as of September 30, 2020
Inventories at the beginning of the period	2,001	19,458
Purchases and expenses	1,794	11,742
Currency translation adjustment	(37)	12,597
Disposals	-	(962)
Deconsolidation	-	(5,149)
Inventories at the end of the period	(2,004)	(2,456)
Total costs	1,754	35,230

The following table presents the composition of the Group’s inventories as of September 30, 2021 and June 30, 2021:

	Total as of September 30, 2021	Total as of June 30, 2021
Real estate	1,928	1,922
Others	76	79
Total inventories at the end of the period (*)	2,004	2,001

(*) Inventories include trading properties and inventories.

23.
Other operating results, net

	Three Months ended September 30, 2021	Three Months ended September 30, 2020
Donations	(16)	(28)
Lawsuits and other contingencies	(13)	(39)
Operating interest expense	66	64
Others	215	19
Total other operating results, net	252	16

24.
Financial results, net

	Three Months ended September 30, 2021	Three Months ended September 30, 2020
Finance income:
- Interest income	62	27
- Dividend income	-	18
- Other finance income	-	41
Total finance income	62	86
Finance costs:
- Interest expenses	(1,863)	(2,265)
- Loss on debt swap	-	(7)
- Other finance costs	(141)	(299)
Subtotal finance costs	(2,004)	(2,571)
Capitalized finance costs	-	142
Total finance costs	(2,004)	(2,429)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	124	1,220
- Exchange differences, net	2,842	(13)
- (Loss) / gain from repurchase of negotiable obligations	(1)	31
- Gain / (loss) from derivative financial instruments, net	3	(286)
- Other financial results	(2)	-
Total other financial results	2,966	952
- Inflation adjustment	340	(89)
Total financial results, net	1,364	(1,480)

IRSA Inversiones y Representaciones Sociedad Anónima

25.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2021 and June 30, 2021:

Item	September 30, 2021	June 30, 2021
Trade and other receivables	2,639	3,258
Investments in financial assets	1,596	1,721
Borrowings	(983)	(986)
Trade and other payables	(652)	(499)
Total	2,600	3,494

Related party	September 30, 2021	June 30, 2021	Description of transaction	Item
New Lipstick LLC	24	25	Reimbursement of expenses receivable	Trade and other receivable
Condor	-	601	Public companies securities	Trade and other receivable
	312	313	Loans granted	Trade and other receivable
	6	5	Others	Trade and other receivable
	50	52	Others	Investment in financial assets
Lipstick Management LLC	(167)	(175)	Loans obtained	Borrowings
Metropolitan 885 Third Av. LLC	(489)	(516)	Loans obtained	Borrowings
La Rural S.A.	73	80	Loans granted	Trade and other receivable
	204	223	Dividends	Trade and other receivable
	(3)	(14)	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures	-	2	Reimbursement of expenses receivable	Trade and other receivable
	(38)	(39)	Loans obtained	Borrowings
	14	7	Leases and/or rights of use receivable	Trade and other receivable
	(2)	(2)	Unpaid contributions	Trade and other payables
	7	7	Reimbursement of expenses receivable	Trade and other receivable
	(97)	(115)	NCN	Borrowings
	(24)	(80)	Others	Trade and other payables
	12	26	Others	Trade and other receivable
	1	1	Share based payments	Trade and other payables
	(2)	(7)	Lease liabilities	Trade and other payables
	9	8	Loans granted	Trade and other receivable
Total associates and joint ventures	(110)	402
Cresud	38	14	Reimbursement of expenses receivable	Trade and other receivable
	(159)	(97)	Corporate services payable	Trade and other payables
	1,546	1,669	NCN	Investment in financial assets
	(227)	(157)	Others	Trade and other payables
	(3)	(3)	Share based payments	Trade and other payables
Total parent company	1,195	1,426
Futuros y Opciones S.A.	-	(104)	Loans obtained	Borrowings
	3	3	Others	Trade and other receivable
Helmir S.A.	(33)	(35)	NCN	Borrowings
Total subsidiaries of parent company	(30)	(136)
Directors	(230)	(138)	Fees for services received	Trade and other payables
	5	5	Advances	Trade and other receivable
Finkelstein	(159)	-	Loans obtained	Borrowings
Yad Levim LTD	1,681	1,758	Loans granted	Trade and other receivable
Others (1)	(1)	(1)	Legal Services	Trade and other payables
	-	(2)	Loans obtained	Borrowings
	237	160	Others	Trade and other receivable
	(2)	(1)	Management Fee	Trade and other payables
	14	21	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	1,545	1,802
Total at the end of the period / year	2,600	3,494

(1)
Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month periods ended September 30, 2021 and 2020:

Related party	Three Months ended September 30, 2021	Three Months ended September 30, 2020	Description of transaction
BACS	20	43	Leases and/or rights of use
BHN Vida S.A	6	-	Leases and/or rights of use
BHN Seguros Generales S.A.	6	-	Financial operations
Helmir	1	-	Financial operations
Other associates and joint ventures	(8)	14	Leases and/or rights of use
	-	(14)	Corporate services
Total associates and joint ventures	25	43
Cresud	(43)	6	Leases and/or rights of use
	(212)	(311)	Corporate services
	(2)	456	Financial operations
Total parent company	(257)	151
Directors	(140)	(785)	Fees and remunerations
Senior Management	(24)	-	Fees and remunerations
	14	-	Financial operations
	(5)	-	Legal services
	-	(30)	Fees and remuneration
Total others	(155)	(815)
Total at the end of the period	(387)	(621)

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor, TGLT and Fundación IRSA.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2021 and 2020:

Related party	Three Months ended September 30, 2021	Three Months ended September 30, 2020
Quality	27	12
Condor	577	-
Total capital contributions	604	12
We Are Appa (former Pareto)	-	81
Total other transactions	-	81

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 09.30.2021	Total as of 06.30.2021
Assets
Trade and other receivables
US Dollar	35	98.540	3,433	3,552
Euros	0	113.883	26	26
Receivables with related parties:
US Dollar	20	98.740	2,018	2,100
Total trade and other receivables			5,477	5,678
Investments in financial assets
US Dollar	8	98.540	770	738
Pounds	1	132.625	82	109
Nuevo Israel Shekel	20	30.590	618	667
Investments with related parties:
US Dollar	23	98.740	2,282	2,450
Total investments in financial assets			3,752	3,964
Cash and cash equivalents
US Dollar	10	98.540	1,012	1,152
Euros	0	113.883	1	1
Total cash and cash equivalents			1,013	1,153
Total Assets			10,242	10,795

Liabilities
Trade and other payables
US Dollar	11	98.740	1,111	1,321
Euros	0	114.361	14	35
Payables to related parties:
US Dollar	0	98.740	7	58
Total Trade and other payables			1,132	1,414
Borrowings
US Dollar	539	98.740	53,242	54,744
Borrowings with related parties
US Dollar	15	98.740	1,500	1,590
Total Borrowings			54,742	56,334
Derivative financial instruments
US Dollar	0	98.740	45	63
Total derivative financial instruments			45	63
Lease liabilities
US Dollar	8	98.740	824	855
Lease liabilities with related parties
US Dollar	0	98.740	2	7
Total lease liabilities			826	862
Total Liabilities			56,745	58,673

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of September 30, 2021 according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Results from discontinued operations

The results of the discontinued operations include the IDBD / DIC operations which were deconsolidated in the comparative period (see Note 4.G to the Annual Financial Statements).

	Three Months ended September 30, 2021	Three Months ended September 30, 2020
Revenues	-	41,357
Costs	-	(33,557)
Gross profit	-	7,800
Net gain from fair value adjustment of investment properties	-	(30)
General and administrative expenses	-	(4,760)
Selling expenses	-	(4,535)
Other operating results, net	-	1,548
Profit from operations	-	23
Share of profit of associates and joint ventures	-	786
Profit before financial results and income tax	-	809
Finance income	-	574
Finance cost	-	(7,541)
Other financial results	-	498
Financial results, net	-	(6,469)
Profit before income tax	-	(5,660)
Income tax	-	302
Loss from operations that are discontinued	-	(5,358)
Loss for loss of control	-	(4,394)
Loss from discontinued operations	-	(9,752)

Loss for the period from discontinued operations attributable to:
Equity holders of the parent	-	(7,702)
Non-controlling interest	-	(2,050)
Loss per share from discontinued operations attributable to equity holders of the parent:
Basic	-	(13.39)
Diluted	-	(13.39)

29.
Other relevant events of the period

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

IRSA Inversiones y Representaciones Sociedad Anónima

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 5,290,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities started to become more flexible, in line with a decrease in infections, although between April 16 and June 11, 2021, because of the sustained increase in the cases registered, the National Government established restrictions on night activity and the closure of shopping malls in Buenos Aires Metropolitan Area. Due to the flexibility that has occurred in the economic activities since the beginning of this fiscal year and as of the date of issuance of these financial statements, 100% of the shopping malls are operational.

At the local environment, the following circumstances were observed:

●
In August 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 12.8% compared to the same month of 2020, and 1.1% compared to the previous month.

●
The annual retail inflation reached 52.47% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in September 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 48.2% i.a. for December 2021 and 46.0% for December 2022. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 7.6%.

●
In the period from September 2020 to September 2021, the Argentine peso depreciated 29.6% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of September 30, 2021, there is an exchange gap of approximately 78.9% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

COVID-19 PANDEMIC

As described above, the COVID-19 pandemic has adversely impacted both the global economy and the Argentine economy and the Group's business, mainly in Shopping Malls and Hotels segments. Since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Company's shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, although they have been operating since December 2020, the sector continues working with certain restrictions on air flows and the influx of international tourism.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

IRSA Inversiones y Representaciones Sociedad Anónima

30.
Subsequent events

IRSA Shareholders’ Meeting

On October 21, 2021, the Ordinary Shareholders’ Meeting approved among others:


Partially write off the special reserve in the amount of ARS 30,693 which, restated for inflation at the time of the shareholders’ meeting, amounts to the sum of ARS 33,543, and use it for the total absorption of the negative result for the fiscal year ended June 30, 2021.

Sale of Catalinas Tower building

On November 2, 2021, our subsidiary, IRSA CP, completed the sale of three medium-height floors of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 3,582 square meters and 36 parking lots located in the building.

The transaction price was approximately ARS 3,197, which as of the date of issuance of these financial statements were paid in full.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction
We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at September 30, 2021, the unaudited condensed interim consolidated statements of income and other comprehensive income for the three-month period ended September 30, 2021, the unaudited condense interim consolidated statements of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review
Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Conclusion
On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Report on compliance with current regulations
In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2021;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
at September 30, 2021 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 124,333.53, which was not due at that date.

Autonomous City of Buenos Aires, November 8, 2021

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V° 1 F° 30
Walter ZablockyPublic Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156	Noemí I. Cohn Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 126 F. 135

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2021 and for the three-month period ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2021 and June 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2021	06.30.2021
ASSETS
Non-current assets
Investment properties	7	41,226	42,221
Property, plant and equipment	8	33	33
Trading properties	9	650	650
Intangible assets	10	1,004	1,004
Rights of use assets		9	10
Investments in subsidiaries, associates and joint ventures	6	75,941	76,840
Trade and other receivables	12	1,104	1,278
Total non-current assets		119,967	122,036
Current assets
Trading properties	9	121	121
Inventories		1	1
Trade and other receivables	12	1,139	1,024
Income tax and MPIT credit		7	6
Investments in financial assets	11	259	267
Cash and cash equivalents	11	595	589
Total current assets		2,122	2,008
TOTAL ASSETS		122,089	124,044
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		67,089	67,860
TOTAL SHAREHOLDERS’ EQUITY		67,089	67,860
LIABILITIES
Non-current liabilities
Trade and other payables	13	49	5
Borrowings	14	23,050	17,592
Deferred income tax liabilities	15	19,746	21,125
Provisions	16	6	29
Lease liabilities		5	6
Total non-current liabilities		42,856	38,757
Current liabilities
Trade and other payables	13	682	783
Salaries and social security liabilities		2	2
Borrowings	14	11,420	16,599
Provisions	16	35	38
Lease liabilities		5	5
Total current liabilities		12,144	17,427
TOTAL LIABILITIES		55,000	56,184
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		122,089	124,044

The accompanying notes are an integral part of these Financial Statements.

Company Name IRSA Inversiones y Representaaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the three-month period ended September 30, 2021 and 2020
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2021	09.30.2020
Revenues	17	41	1,106
Costs	18	(51)	(873)
(Loss) / gross profit		(10)	233
Net gain from fair value adjustment of investment properties	7	(847)	11,096
General and administrative expenses	18	(166)	(164)
Selling expenses	18	(30)	(18)
Other operating results, net	19	211	(6)
(Loss) / profit from operations		(842)	11,141
Share of profit of subsidiaries, associates and joint ventures	6	(1,598)	9,476
(Loss) / profit before financial results and income tax		(2,440)	20,617
Finance income	20	8	16
Finance costs	20	(718)	(1,336)
Other financial results	20	1,339	(265)
Inflation adjustment	20	(172)	(516)
Financial results, net		457	(2,101)
(Loss) / profit before income tax		(1,983)	18,516
Income tax	15	1,379	(5,727)
(Loss) / profit for the period		(604)	12,789

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive loss of subsidiaries, associates and joint ventures		-	(344)
Currency translation adjustment of subsidiaries, associates and joint ventures		(162)	(5,299)
Total other comprehensive loss for the period (i)	6	(162)	(5,643)
Total comprehensive (loss)/ profit for the period		(766)	7,146

(Loss) / profit per share for the period (ii)
Basic		(0.92)	22.24
Diluted		(0.92)	22.16

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
The loss/profit per share have been calculated using 656,700,315 shares at 09.30.21 and 575,377,891 at 09.30.20. If 656,700,315 shares had been used for the calculation, the result per share would be ARS 19.47 for 09.30.20. See Note 17 to the Annual Financial Statements.

The accompanying notes are an integral part of these Financial Statements.

Company Name IRSA Inversiones y Representaaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Warrants	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Accumulated deficit	Total Shareholders’ equity
Balance as of June 30, 2021	657	2	22,596	26,347	162	1,944	1,752	15,437	32,506	(33,543)	67,860
Loss for the period	-	-	-	-	-	-	-	-	-	(604)	(604)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(162)	-	(162)
Exercise warrants (3)	-	-	-	3	-	(1)	-	-	-	-	2
Changes in non-controlling interest	-	-	-	-	-	-	-	-	2	-	2
Other changes in subsidiaries` equity	-	-	-	-	-	-	-	-	(9)	-	(9)
Balance as of September 30, 2021	657	2	22,596	26,350	162	1,943	1,752	15,437	32,337	(34,147)	67,089

(1) Includes ARS 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2021.
(2) Between September 17,2021 and September 25, 2021, 30,741 warrants were exercised so the equivalent in shares was issued.
(3) The composition of Other reserves of the Company as of September 30, 2021 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2021	(279)	(6,525)	315	2,777	707	34,435	1,076	32,506
Other comprehensive loss for the period	-	-	-	-	(162)	-	-	(162)
Changes in non-controlling interest	-	2	-	-	-	-	-	2
Other changes in subsidiaries` equity	-	-	-	-	(9)	-	-	(9)
Balance as of September 30, 2021	(279)	(6,523)	315	2,777	536	34,435	1,076	32,337

There are no cumulative unpaid dividends on preferred.

The accompanying notes are an integral part of these Financial Statements.

Company Name IRSA Inversiones y Representaaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Warrants	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2020	575	2	22,586	23,866	156	-	796	15,436	11,486	17,016	91,919
Profit for the period	-	-	-	-	-	-	-	-	-	12,789	12,789
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(5,643)	-	(5,643)
Reserve for share-based payments	-	-	-	-	3	-	-	-	(3)	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	53	-	53
Other changes in subsidiaries` equity	-	-	-	-	-	-	-	-	9,035	-	9,035
Balance as of September 30, 2020	575	2	22,586	23,866	159	-	796	15,436	14,928	29,805	108,153

(1) Includes ARS 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2020.

(2) The composition of Other reserves of the Company as of September 30, 2020 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2020	(281)	(6,841)	320	2,777	(1,194)	17,063	(358)	11,486
Other comprehensive loss for the period	-	-	-	-	(5,299)	-	(344)	(5,643)
Reserve for share-based payments	2	-	(5)	-	-	-	-	(3)
Dividend distribution in shares	-	53	-	-	-	-	-	53
Changes in non-controlling interest	-	(79)	-	-	7,675	-	1,439	9,035
Balance as of September 30, 2020	(279)	(6,867)	315	2,777	1,182	17,063	737	14,928

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these financial statements.

Company Name IRSA Inversiones y Representaaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month period ended September 30, 2021 and 2020
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2021	09.30.2020
Operating activities
(Loss) / profit for the period		(604)	12,789
Adjustments:
Income tax	15	(1,379)	5,727
Amortization and depreciation	18	2	3
Gain from disposal of trading properties		-	(242)
Financial results, net		(497)	6,982
Increase in trading properties	9	-	(23)
Net gain from fair value adjustment of investment properties	7	847	(11,096)
Share of profit of subsidiaries, associates and joint ventures	6	1,598	(9,476)
Fair value adjustment of investments in financial assets		-	(6)
Provisions and allowances		(4)	6
Changes in operating assets and liabilities:
Decrease in salaries and social security liabilities		-	(5)
Increase in trade and other receivables		102	313
(Decrease) / increase in trade and other payables		(88)	933
Net cash flow (used in)/ generated by operating activities		(23)	5,905
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(5)	(15)
Acquisition of property, plant and equipment	8	(1)	(24)
Acquisition of intangible assets	10	-	(2)
Increase of investments in financial assets		(77)	(944)
Proceeds from sale of investment properties		148	1,360
Proceeds from sale of investments in financial assets		153	-
Proceeds from borrowings granted to subsidiaries, associates and joint ventures		-	5
Net cash flow generated from investing activities		218	380
Financing activities
Short-term loans obtained, net		312	1,047
Payment of borrowings		(351)	(340)
Interests paid		(986)	(1,564)
Loans obtained from subsidiaries, associates and joint ventures		90	-
Payment of loans from subsidiaries, associates and joint ventures		(1,842)	(32)
Payment of NCN		(80)	(12,658)
Issuance of NCN		2,853	3,696
Repurchase of NCN		(177)	-
Payments liabilities for lease		(1)	-
Payments from derivative financial instruments		-	(30)
Proceeds from warrants exercise		2	-
Net cash flow used in financing activities		(180)	(9,881)
Increase/ (decrease) in cash and cash equivalents, net		15	(3,596)
Cash and cash equivalents at the beginning of the period	11	589	3,617
Foreign exchange gain of cash and changes in fair value of cash equivalents		(9)	-
Cash and cash equivalents at the end of the period	11	595	21

Additional information
Currency translation adjustment		(162)	(5,299)
Other comprehensive gain / (loss) of subsidiaries		-	(344)
Changes in non-controlling interest		2	53
Other changes in subsidiaries` equity		(9)	9,035
Increase in borrowings through an increase in trading properties		-	142
Issuance of NCN		2,911	557
Decrease in loans obtained from subsidiaries, associates and joint ventures through an increase in investments in subsidiaries		198	-
Decrease in dividends receivable through an increase in Investments in associates and joint ventures		136	-
Increase in loans with subsidiaries through an increase in investments in subsidiaries		535	-

  The accompanying notes are an integral part of these Financial Statements.

Company Name IRSA Inversiones y Representaaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
 Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Carlos Della Paolera 261, 9th. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States and in numerous markets and industry sectors in Israel, such as real estate, supermarkets, insurance, telecommunications, etc.

See Note 4.E to the Unaudited Condensed Interim Consolidated Financial Statements.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 8, 2021.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three month ended September 30, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended September 30, 2021, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18

Price variation	Quarter ended September 30, 2021
9%

As a consequence of the aforementioned, these Unaudited Consolidated Financial Statements as of September 30, 2021 were restated in accordance with IAS 29.

2.2. Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2021. The main accounting policies are described in Note 2 of those Annual Financial Statements.

2.3.
Comparability of information

The amounts as of June 30, 2021 and September 30, 2020, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29 (note 2.1).

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2021, described in Note 3 to those financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

Significant acquisitions and disposals of the Company and/or its subsidiaries for the three-month period ended September 30, 2021 are detailed in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2021. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year. See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP, Tyrus and Efanur. The main associates include BHSA.

The Company indirectly participated, until September 25, 2020, through Tyrus, in IDB Development Ltd. (“IDBD”) and Discount Investment Company Ltd (“DIC”), since on that date the insolvency and liquidation of IDBD was decreed generating the loss of control of both companies.

IRSA Inversiones y Representaciones Sociedad Anónima

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the three-month period ended September 30, 2021 and for the year ended June 30, 2021:

	09.30.2021	06.30.2021
Beginning of period / year	76,840	108,762
Share of profit	(1,598)	(25,940)
Other comprehensive loss	(162)	(5,334)
Devaluation	-	(43)
Capital contributions (Note 21)	141	3,893
Changes in non-controlling interest	2	404
Dividends	-	(11,128)
Acquisition/ sale of interest	727	(2,359)
Other changes in subsidiaries’ equity	(9)	8,585
End of the period / year	75,941	76,840

Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
Subsidiaries	09.30.2021	06.30.2021	09.30.2021	06.30.2021	09.30.2021	06.30.2021
IRSA CP	79.92%	78.07%	60,995	61,725	(2,517)	14,222
Tyrus	100.00%	100.00%	3,790	4,019	272	(10,309)
Efanur	100.00%	100.00%	3,141	2,959	181	(168)
Ritelco S.A.	100.00%	100.00%	920	990	(69)	60
Inversora Bolívar S.A.	96.87%	96.57%	957	1,005	(58)	(18)
ECLSA	98.93%	99.08%	2,073	1,922	597	245
Palermo Invest S.A.	97.35%	97.34%	985	1,032	(59)	(21)
NFSA	76.34%	76.34%	468	501	(32)	(77)
Llao Llao Resort S.A.	50.00%	50.00%	514	549	(35)	(9)
HASAU	100.00%	100.00%	287	303	(16)	(28)
Liveck S.A.	9.30%	9.30%	77	79	(2)	(1)
Associates
BHSA (1) (2)	4.93%	4.93%	872	931	(58)	(15)
Manibil S.A. (3)	0.00%	0.00%	-	-	-	(12)
BACS (2)	37.72%	37.72%	512	526	(14)	2
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	50.00%	50.00%	288	233	54	(45)
Cyrsa S.A.	50.00%	50.00%	62	66	(4)	7
Total subsidiaries, associates and joint ventures			75,941	76,840	(1,760)	3,833

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
Subsidiaries				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
IRSA CP	Argentina	Real estate	432,545,580	54,123	(1,709)	77,598
Tyrus	Uruguay	Investment	21,317,148,247	21,317	87	3,595
Efanur	Uruguay	Investment	461,751,428	462	333	3,141
Ritelco S.A.	Uruguay	Investment	453,321,177	453	(70)	921
Inversora Bolívar S.A.	Argentina	Investment	1,461,147,188	1,513	(60)	991
ECLSA	Argentina	Investment	1,710,302,484	1,729	67	1,551
Palermo Invest S.A.	Argentina	Investment	1,125,397,085	1,156	(61)	994
NFSA	Argentina	Hotel	38,068,999	50	(47)	833
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	(70)	1,027
HASAU	Argentina	Hotel	603,978,099	604	(16)	303
Liveck S.A.	Uruguay	Investment	38,600,337	415	1	443
Associates
BHSA (1) (2)	Argentina	Financial	73,939,835	1,500	(1,181)	17,699
BACS (2)	Argentina	Financial	33,125,751	88	(38)	1,358
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	Argentina	Hotel	500,000	1	107	577
Cyrsa S.A.	Argentina	Real estate	8,748,270	17	(8)	123

(1)
Considered significant. See Notes 7 to 8 to the Annual Consolidated Financial Statements.
(2)
Information as of September 30, 2021 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of September 30, 2021 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of September 30, 2021 amounts to ARS 9.58. See Note 8 to the Consolidated Financial Statements as of June 30, 2021.
(3)
As mentioned in note 4G. to the Consolidated Financial Statements, the Company, on December 22, 2020, sold 217,332,873 shares, that represents the 49% of the capital stock of Manibil SA. The operation was completed in February 2021, so the Company leaves the character of shareholder of that Company from that moment.

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Investment properties

	Period ended September 30, 2021			Year ended June 30, 2021
	Rental properties	Undeveloped parcels of land	Total	Total
Fair value at the beginning of the period / year	6,137	36,084	42,221	39,291
Additions	-	-	-	5
Disposals	-	(148)	(148)	(29)
Net gain from fair value adjustment	(119)	(728)	(847)	2,954
Fair value at the end of the period / year	6,018	35,208	41,226	42,221

The following amounts have been recognized in the Statements of Comprehensive Income:

	09.30.2021	09.30.2020
Sale, rental and services´ income (Note 17)	41	18
Rental and services´ costs (Note18)	(31)	4
Cost of sales and developments (Note18)	(13)	16
Net unrealized gain from fair value adjustment of investment properties	(816)	11,096
Net realized loss from fair value adjustment on investment properties	(31)	-

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2021. There were no changes to the valuation techniques.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Period ended September 30, 2021					Year ended June 30, 2021
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total	Total
Costs	306	109	294	7	716	691
Accumulated depreciation	(300)	(85)	(291)	(7)	(683)	(664)
Net book amount at the beginning of the period / year	6	24	3	-	33	27
Additions	-	-	1	-	1	25
Depreciation (Note 18)	-	-	(1)	-	(1)	(19)
Balances at the end of the period / year	6	24	3	-	33	33
Costs	306	109	295	7	717	716
Accumulated depreciation	(300)	(85)	(292)	(7)	(684)	(683)
Net book amount at the end of the period / year	6	24	3	-	33	33

9.
Trading properties

Changes in the Company’s trading properties for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Period ended September 30, 2021			Year ended June 30, 2021
	Completed properties	Undevelopedproperties	Total	Total
Beginning of the period / year	120	651	771	2,337
Additions	-	-	-	949
Capitalized finance costs	-	-	-	512
Disposals (Note 18)	-	-	-	(3,027)
End of the period / year	120	651	771	771
Non-current			650	650
Current			121	121
Total			771	771

IRSA Inversiones y Representaciones Sociedad Anónima

10.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Period ended September 30, 2021			Year ended June 30, 2021
	Computer software	Future units to be received from barters	Total	Total
Costs	60	985	1,045	148
Accumulated amortization	(41)	-	(41)	(30)
Net book amount at the beginning of the period / year	19	985	1,004	118
Additions	-	-	-	897
Amortization (Note 19)	-	-	-	(11)
Balances at the end of the period / year	19	985	1,004	1,004
Costs	60	985	1,045	1,045
Accumulated amortization	(41)	-	(41)	(41)
Net book amount at the end of the period / year	19	985	1,004	1,004

11.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Consolidated Financial Statements as of June 30, 2021.

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
September 30, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	691	-	691	1,562	2,253
Investments in financial assets:
- Mutual funds (ii)	-	11	11	-	11
- Bonds	-	248	248	-	248
Cash and cash equivalents:
- Cash at bank and on hand	244	-	244	-	244
- Short- term investments	-	351	351	-	351
Total	935	610	1,545	1,562	3,107

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Subtotal financial liabilities

September 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	675	56	731
Borrowings (Note 14)	34,470	-	34,470
Total	35,145	56	35,201

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	1,090	-	1,090	1,221	2,311
Investments in financial assets:
- Mutual funds (ii)	-	11	11	-	11
- Bonds	-	256	256	-	256
Cash and cash equivalents:
- Cash at bank and on hand	97	-	97	-	97
- Short-term investments	-	492	492	-	492
Total	1,187	759	1,946	1,221	3,167

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

June 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	745	43	788
Borrowings (Note 14)	34,191	-	34,191
Total	34,936	43	34,979

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 14). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.
(ii)
See description of reprofiling of public debt instruments in Note 33 to the consolidated annual financial statements.

As of September 30, 2021, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

12.            Trade and other receivables

Company’s trade and other receivables, as of September 30, 2021 and June 30, 2021 are comprised as follows:

	September 30, 2021	June 30, 2021
Sales, leases and services receivables	352	394
Less: Allowance for doubtful accounts	(10)	(10)
Total trade receivables	342	384
Borrowings granted, deposits and others	314	533
Advance payments	226	236
Tax credits	1,120	780
Prepaid expenses	177	199
Long-term incentive plan	15	17
Dividends	-	141
Others	49	12
Total other receivables	1,901	1,918
Total trade and other receivables	2,243	2,302
Non-current	1,104	1,278
Current	1,139	1,024
Total	2,243	2,302

Movements on the Company’s allowance for doubtful accounts are as follows:

	September 30, 2021	June 30, 2021
Beginning of period /year	10	17
Additions	-	4
Disposals / Recoveries	-	(4)
Inflation adjustment	-	(7)
End of the period / year	10	10

IRSA Inversiones y Representaciones Sociedad Anónima

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13.
         Trade and other payables

	September 30, 2021	June 30, 2021
Customers´ advances	42	30
Trade payables	247	375
Accrued invoices	352	326
Tenant deposits	1	1
Total trade payables	642	732
Director´s fees	44	21
Long-term incentive plan	13	14
Tax amnesty plans	1	1
Other tax payables	12	11
Other	19	9
Total other payables	89	56
Total trade and other payables	731	788
Non-current	49	5
Current	682	783
Total	731	788

14. Borrowings

Company’s borrowings as of September 30, 2021 and June 30, 2021 are comprised as follows:

	Book value as of 09.30.2021	Book value as of 06.30.2021	Fair value as of 09.30.2021	Fair value as of 06.30.2021
NCN	19,563	17,863	18,964	17,340
Bank loans	638	957	638	957
Related parties (Note 21)	14,014	15,366	13,744	15,182
Bank overdrafts	255	5	255	5
Total borrowings	34,470	34,191	33,601	33,484
Non-current	23,050	17,592
Current	11,420	16,599
Total	34,470	34,191

See Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

15. Currents and deferred income tax

	09.30.2021	09.30.2020
Deferred income tax	1,379	(5,727)
Income tax	1,379	(5,727)

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2021 and 2020:

	09.30.2021	09.30.2020
Net income at tax rate (i)	694	(5,555)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(559)	2,843
Income tax rate differential	-	656
Difference between provision and tax return	-	87
Tax loss carryfowards´ allowance	506	(3,618)
Inflation adjustment for tax purposes	(725)	(967)
Inflation adjustment	1,436	967
Non deductible expenses and others	27	(140)
Income tax	1,379	(5,727)

(1) Income tax rate in effect in Argentina as of September 30, 2021 and 2020 was 35 % and 30%, respectively.

The gross movement on the deferred income tax account is the following:

	09.30.2021	06.30.2021
Beginning of the period / year	(21,125)	(12,194)
Income tax charge	1,379	(8,931)
End of the period / year	(19,746)	(21,125)

As of September 30, 2021, the Company recognized tax loss carry forward prescribed as follows:

Fecha	Total
2023	1,272
2024	2,334
2025	7,739
2026	1,509
2027	15
Total tax losses	12,869

16. Provisions

The table below presents the changes in the Company's provisions as of September 30, 2021 and June 30, 2021 were as follows:

	Period ended September 30, 2021		Year ended June 30, 2021
	Investments in subsidiaries, associates and joint ventures (i)	Total	Total
Beginning of period / year	67	67	459
Additions	8	8	29
Decreases	(12)	(12)	(23)
Utilizations	(17)	(17)	(29)
Share of loss	-	-	(330)
Inflation adjustment	(5)	(5)	(39)
End of period / year	41	41	67
Non current		6	29
Current		35	38
Total		41	67

(i)
Additions and decreases are included in "Other operating results, net” (Note 19).

IRSA Inversiones y Representaciones Sociedad Anónima

17. Revenues

	09.30.2021	09.30.2020
Sale of trading properties	-	1,088
Rental income, averaging of scheduled rental escalation and expense reimbursements	41	18
Sales, rental and services´ income	41	1,106

18. Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	09.30.2021	09.30.2020
Cost of sales of trading properties (Note 9)	-	-	-	-	846
Salaries, social security costs and other personnel expenses	2	84	-	86	67
Taxes, rates and contributions	8	-	24	32	21
Fees and payments for services	3	22	3	28	26
Director´s fees (Note 21)	-	35	-	35	38
Maintenance, security, cleaning, repairs and others	36	11	-	47	24
Traveling, transportation and stationery expenses	-	4	-	4	6
Leases and services’ charges	2	8	-	10	11
Advertising and other selling expenses	-	-	3	3	-
Bank charges	-	-	-	-	7
Amortization and depreciation	-	2	-	2	3
Allowance for doubtful accounts (charge and recovery, net) (Note 12)	-	-	-	-	6
Total expenses by nature as of 09.30.2021	51	166	30	247	-
Total expenses by nature as of 09.30.2020	873	164	18	-	1,055

(i)
For the three-month period ended September 30, 2021, includes ARS 31 of rental and services costs and ARS 20 of costs of sales and developments, of which ARS 7 corresponds to investment properties and ARS 13 to trading properties. For the three-month period ended September 30, 2020, includes ARS 4 which correspond to rental and services costs;ARS 869 to costs of sales and developments, of which ARS 16 corresponds to investment properties and ARS 853 to trading properties.

19. Other operating results, net

	09.30.2021	09.30.2020
Lawsuits and other contingencies (i)	3	-
Donations	(10)	(9)
Operating interest expense	3	4
Others	215	(1)
Total other operating results, net	211	(6)

(i)
Includes legal costs and expenses.

IRSA Inversiones y Representaciones Sociedad Anónima

  20. Financial results, net

	09.30.2021	09.30.2020
Interest income	8	16
Total finance income	8	16
Interest expense	(695)	(1,394)
Other finance costs	(23)	(84)
Subtotal finance costs	(718)	(1,478)
Capitalized finance costs	-	142
Total finance costs	(718)	(1,336)
Net exchange difference	1,170	(191)
Net gain/ loss from changes in fair value of financial assets	172	(61)
Loss from derivative financial instruments, net	-	(13)
Other financial results	(3)	-
Total other financial results	1,339	(265)
Inflation adjustment	(172)	(516)
Total financial results, net	457	(2,101)

21.  Related party transactions

Item	09.30.2021	06.30.2021
Rights of use assets	9	10
Trade and other receivables	539	914
Investments in financial assests	248	257
Trade and other payables	(382)	(374)
Borrowings	(14,014)	(15,366)
Lease liabilities	(10)	(11)
Total	(13,610)	(14,570)

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	09.30.2021	06.30.2021	Operation description	Item
Cresud	(1)	(1)	Long-term incentive plan payable	Trade and other payables
	(736)	(781)	Non-Convertible Notes	Borrowings
	(103)	(56)	Corporate services payable	Trade and other payables
	(6)	(12)	Reimbursement of expenses payable	Trade and other payables
	-	8	Leases receivable	Trade and other receivables
	(2)	(2)	Management fee	Trade and other payables
Total parent company	(848)	(844)
IRSA CP	118	155	Reimbursement of expenses receivable	Trade and other receivables
	(3)	(11)	Leases receivable	Trade and other payables
	(7,284)	(4,646)	Non-Convertible Notes	Borrowings
	(4,126)	(8,577)	Loans received	Borrowings
	9	10	Rights of use	Rights of use assets
	(62)	(55)	Corporate services payable	Trade and other payables
	248	257	Non-Convertible Notes	Investments in financial assests
	(12)	(13)	Non-Convertible Notes	Trade and other payables
	(18)	(7)	Reimbursement of expenses payable	Trade and other payables
	-	(2)	Leases payable	Trade and other payables
	(10)	(11)	Lease liabilities	Lease liabilities
Tyrus	309	527	Borrowings granted	Trade and other receivables
	4	4	Reimbursement of expenses receivable	Trade and other receivables
ECLSA	(535)	-	Other liabilities	Borrowings
	-	117	Dividends receivable	Trade and other receivables
Panamerican Mall S.A.	1	1	Long-term incentive plan receivable	Trade and other receivables
Efanur	(141)	(149)	Loans received	Borrowings
Torodur S.A.	(696)	(735)	Non-Convertible Notes	Borrowings
Ritelco S.A.	(34)	(43)	Loans received	Borrowings
Ritelco S.A.	3	3	Reimbursement of expenses receivable	Trade and other receivables
NFSA	(28)	(28)	Loans received	Borrowings
NFSA	12	9	Hotel services receivable	Trade and other receivables
Fibesa S.A.	13	14	Long-term incentive plan receivable	Trade and other receivables
Fibesa S.A.	(61)	(61)	Loans received	Borrowings
Real Estate Investment Group VII LP	(34)	(39)	Loans received	Borrowings
Palermo Invest S.A.	-	13	Dividends receivable	Trade and other receivables
Palermo Invest S.A.	2	1	Contributions to integrate	Trade and other receivables
HASAU	4	4	Hotel services receivable	Trade and other receivables
HASAU	30	-	Contributions to integrate	Trade and other receivables
Llao Llao Resorts S.A.	2	3	Hotel services receivable	Trade and other receivables
New Lipstick	23	27	Reimbursement of expenses receivable	Trade and other receivables
Lipstick Management LLC	(114)	(120)	Loans received	Borrowings
Cyrsa S.A.	(38)	(39)	Loans received	Borrowings
Inversora Bolívar S.A.	-	11	Dividends receivable	Trade and other receivables
Liveck S.A.	1	1	Borrowings granted	Trade and other receivables
Banco Hipotecario S.A	(1)	(1)	Leases and rights of use payable	Trade and other payables
TGLT S.A.	-	(52)	Other liabilities	Trade and other payables
UTE IRSA – Galerías Pacífico S.A.	(90)	-	Borrowings obtained	Borrowings
	(130)	(142)	Hotel services payables	Trade and other payables
Emprendimiento Recoleta S.A	1	1	Long-term incentive plan receivable	Trade and other receivables
Other subsidiaries, associates and joint ventures (1)	1	1	Reimbursement of expenses receivable	Trade and other receivables
Total subsidiaries, associates and joint ventures	(12,636)	(13,572)
Directors	(44)	(20)	Fees	Trade and other payables
	5	5	Borrowings granted	Trade and other receivables
Total Directors	(39)	(15)
Consultores Asset Management S.A.	8	7	Reimbursement of expenses receivable	Trade and other receivables
BHN Vida S.A.	(56)	(59)	Non-Convertible Notes	Borrowings
BHN Seguros S.A.	(41)	(56)	Non-Convertible Notes	Borrowings
Austral Gold Argentina S.A.	1	-	Reimbursement of expenses receivable	Trade and other receivables
Futuros y Opciones S.A.	-	(33)	Surety	Borrowings
	1	1	Other credits	Trade and other receivables
Other subsidiaries, associates and joint ventures (2)	-	1	Reimbursement of expenses receivable	Trade and other receivables
Total others	(87)	(139)
Total	(13,610)	(14,570)

(1)
It includes Inversora Bolívar S.A., Cyrsa S.A., BACS, Palermo Invest S.A., y Liveck S.A...
(2)
It includes Austral Gold Argentina S.A., Hamonet S.A., e Isaac Elsztain e Hijos S.C.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month period ended September 30, 2021 and 2020:

Related parties	30.09.2021	30.09.2020	Operation description
Cresud	1	3	Leases and/or rights of use
	35	-	Financial operations
	(53)	(47)	Corporate services
Total parent company	(17)	(44)
IRSA CP	82	(707)	Financial operations
	(13)	(6)	Corporate services
	(3)	(3)	Leases and/or rights of use
	(1)	-	Fees
Fibesa	-	1	Financial operations
ECLSA	-	8	Financial operations
Ritelco	2	-	Financial operations
Efanur	8	(2)	Financial operations
Nuevas Fronteras S.A.	4	(2)	Financial operations
Tyrus	(19)	5	Financial operations
Cyrsa	-	-	Financial operations
Lipstick Management	5	(2)	Financial operations
Torodur	22	(35)	Financial operations
Other subsidiaries, associates and joint ventures (1)	-	5	Fees
	-	2	Financial operations
Total subsidiaries, associates and joint ventures	87	(736)
Directores	(35)	(38)	Fees
Senior Management	(5)	(3)	Fees
Total Directors and Senior Managment	(40)	(41)
Fundación IRSA	(8)	-	Fees
Estudio Zang, Bergel & Viñes	(2)	(5)	Financial operations
BHN Vida S.A.	2	2	Financial operations
BHN Seguros	2	-	Financial operations
Other subsidiaries, associates and joint ventures (2)	1	-	Financial operations
Total others	(5)	(3)
Total at the end of the period	25	(824)

(1)
It includes Inversora Bolívar S.A., Cyrsa S.A., BACS, Palermo Invest S.A., y Liveck S.A...
(2)
It includes Austral Gold Argentina S.A., Hamonet S.A., e Isaac Elsztain e Hijos S.C.A.

The following is a summary of the transactions with related parties without impact in results for the three-month period ended September 30, 2021 and 2020:

Related parties	30.09.2021	30.09.2020	Operation description
Tyrus	(4)	(11)	Contributions granted
Ibosa	(10)	-	Dividend capitalization
Palermo Invest S.A.	(13)	-	Dividend capitalization
ECLSA	(114)	-	Dividend capitalization
Liveck S.A.	-	(5)	Contributions granted
Total contributions to subsidiaries	(141)	(16)

IRSA Inversiones y Representaciones Sociedad Anónima

22. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 09.30.2021	Total as of 06.30.2021
Assets
Trade and other receivables
US Dollar	3.15	98.54	310	308
Euros	0.15	113.88	17	15
Receivables with related parties
US Dollar	3.30	98.74	326	563
Total Trade and other receivables			653	886
Investments in financial assets
US Dollar	0.10	98.54	10	11
Investments in financial assets with related parties
US Dollar	2.62	98.74	259	257
Total Investments in financial assets			269	268
Cash and cash equivalents
US Dollar	0.88	98.54	87	94
Total Cash and cash equivalents			87	94
Total Assets			1,009	1,248

Liabilities
Trade and other payables
US Dollar	1.40	98.74	138	139
Euros	0.11	114.36	13	14
Payables with related parties
US Dollar	0.08	98.74	8	57
Total Trade and other payables			159	210
Lease liabilities
US Dollar	0.09	98.74	9	11
Total Lease liabilities			9	11
Borrowings
US Dollar	160.40	98.74	15,838	14,030
Borrowings with related parties
US Dollar	90.15	98.74	8,901	5,758
Total Borrowings			24,739	19,788
Total Liabilities			24,907	20,009

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of September 30, 2021 according to Banco de la Nación Argentina records.

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 16 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 18 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

24.
     CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following provider:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25.
Economic context in which the Company operates

See Note 29 to the Unaudited Condensed Interim Consolidated Financial Statements.

26.
Subsequent events

See Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“the Company”), including the unaudited condensed interim separate statement of financial position at September 30, 2021, the unaudited condensed interim separate statements of income and other comprehensive income for the three-month period ended September 30, 2021 and the unaudited condense interim separate statements of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2021;

Free translation from the original prepared in Spanish for publication in Argentina

c) at September 30, 2021 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 124,333.53, which was not due at that date.

Autonomous City of Buenos Aires, November 8, 2021

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V° 1 F° 30
Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156	Noemí I. Cohn Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 116 F. 135

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 5,290,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities started to become more flexible, in line with a decrease in infections, although between April 16 and June 11, 2021, because of the sustained increase in the cases registered, the National Government established restrictions on night activity and the closure of shopping malls in Buenos Aires Metropolitan Area. Due to the flexibility that has occurred in the economic activities since the beginning of this fiscal year and as of the date of issuance of these financial statements, 100% of the shopping malls are operational.

At the local environment, the following circumstances were observed:

●
In August 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 12.8% compared to the same month of 2020, and 1.1% compared to the previous month.

●
The annual retail inflation reached 52.47% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in September 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 48.2% i.a. for December 2021 and 46.0% for December 2022. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 7.6%.

●
In the period from September 2020 to September 2021, the Argentine peso depreciated 29.6% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of September 30, 2021, there is an exchange gap of approximately 78.9% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

COVID-19 pandemic

As described above, the COVID-19 pandemic has adversely impacted both the global economy and the Argentine economy and the Group's business, mainly in Shopping Malls and Hotels segments. Since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Company's shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, although they have been operating since December 2020, the sector continues working with certain restrictions on air flows and the influx of international tourism.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

Consolidated Results

(in millions of ARS)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Revenues	4,382	2,453	78.6%	6,841	(35.9)%
Result from fair value adjustment of investment properties	(6,494)	36,728	(117.7)%	18,829	(134.5)%
Result from operations	(4,689)	35,856	(113.1)%	21,562	(121.7)%
Depreciation and amortization	149	186	(19.9)%	181	(17.9)%
EBITDA (1)	(4,540)	36,042	(112.6)%	21,744	(120.9)%
Adjusted EBITDA (1)	2,076	7,477	(72.2)%	2,915	(28.8)%
Result for the period	(1,014)	12,716	(108.0)%	22,897	(104.4)%
Attributable to equity holders of the parent	(600)	10,086	(105.9)%	6,875	(108.7)%
Attributable to non-controlling interest	(414)	2,630	(115.7)%	16,022	(102.6)%
(1)
See Point XIX: EBITDA Reconciliation

Group’s income increased by 78.6% during the first quarter of fiscal year 2022 compared to the same quarter of fiscal year 2021 mainly due to the impact of COVID-19 pandemic in the Shopping Malls and Hotels segments that straightly affected operations during previous fiscal year, while adjusted EBITDA decreased by 72.2% mainly explained by Sales and Developments segment whose adjusted EBITDA reached ARS 7,710 million during the first quarter of previous fiscal year due to Bouchard 710 and Boston Tower’s office sales. Compared with the first quarter of fiscal year 2020, that was not affected by the COVID-19 pandemic, the decrease in EBITDA is 28.8%. Rental segments Adjusted EBITDA reached ARS 2,152 million, ARS 1,506 million from the Shopping Malls segment ARS 567 million from the Offices segment and ARS 79 million from Hotels Segment.

Net result for the first quarter of fiscal year 2022 registered a loss of ARS 1,014 million compared to a gain of ARS 12,716 million during the same quarter of previous fiscal year mainly explained by a loss due to changes in the fair value of investment properties.

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

Our portfolio’s leasable area totaled 335,641 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). Real tenants’ sales of our shopping centers reached ARS 34,205 million in the first quarter of fiscal year 2022, 322% higher than in IQ21 affected by the closure of operations and 10.7% below the first quarter of FY20, not affected by the pandemic. Portfolio’s occupancy reached 89.6%, mainly due to the exit of Falabella in Mendoza Plaza Shopping. Excluding the effect of the remaining vacancy from large stores, occupancy would have been 94.3%.

Shopping Malls’ Operating Indicators

	IQ 22	IVQ 21	IIIQ 21	IIQ 21	IQ 21
Gross leasable area (sqm)	335,641	334,826	335,893	333,460	333,345
Tenants’ sales (3 months cumulative in current currency)	34,205	16,913	28,263	29,804	8,105
Occupancy	89.6%	89.9%	89.5%	88.3%	92.8%

Shopping Malls’ Financial Indicators

(in millions of ARS)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Revenues from sales, leases, and services	2.225	560	297.3%	3.179	(30.0)%
Net result from fair value adjustment on investment properties	(3.698)	1.796	(305.9)%	916	(503.7)%
Result from operations	(2.241)	1.513	(248.1)%	3.174	(170.6)%
Depreciation and amortization	49	64	(23.4)%	57	(14.0)%
EBITDA (1)	(2.192)	1.577	(239.0)%	3.231	(167.8)%
Adjusted EBITDA (1)	1.506	(219)	-	2.315	(34.9)%
(1)
See Point XIX: EBITDA Reconciliation

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

Income from this segment increased by 297.3% during the first quarter of fiscal year 2022 when compared with the same period of previous fiscal year, mainly explained by the closure of operations due to COVID-19 from March 20 to October 14, 2020. As of the date of presentation of the financial statements, all the Company's shopping malls are operational.

Adjusted EBITDA for the first quarter of fiscal year 2022 reached ARS 1,506 million, a 34.9% below that the first quarter of fiscal year 2020, not affected by the pandemic.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA CP Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,071	133	99.7%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,797	159	95.8%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	40,286	125	68.2%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	112	99.4%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	87.4%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	47,366	164	83.1%	80%
Soleil	Jul-10	Province of Buenos Aires	15,925	78	93.5%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,388	84	97.5%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	33,731	138	94.8%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,947	131	85.7%	100%
Córdoba Shopping	Dec-06	Córdoba	15,360	105	97.6%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	70	97.3%	50%
Alto Comahue	Mar-15	Neuquén	11,697	94	92.2%	99.95%
Patio Olmos(5)	Sep-07	Córdoba		-
Total			335,641	1,547	89.6%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

Tenant Retail Sales in real terms as of September 30, 2021, compared to the same quarter of fiscal years 2021 and 2020 (1)

(ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Alto Palermo	4,033	199	1,926.6%	4,752	(15.1)%
Abasto Shopping	3,998	147	2,619.7%	4,926	(18.8)%
Alto Avellaneda	2,983	144	1,971.5%	4,314	(30.9)%
Alcorta Shopping	3,016	27	11,070.4%	2,693	12.0%
Patio Bullrich	1,450	263	451.3%	1,819	(20.3)%
Dot Baires Shopping	2,609	130	1,906.9%	3,644	(28.4)%
Soleil	2,222	288	671.5%	2,099	5.9%
Distrito Arcos	2,595	783	231.4%	2,274	14.1%
Alto Noa Shopping	1,677	1,023	63.9%	1,674	0.2%
Alto Rosario Shopping	4,218	1,927	118.9%	3,826	10.2%
Mendoza Plaza Shopping	2,417	1,921	25.8%	3,006	(19.6)%
Córdoba Shopping	1,380	793	74.0%	1,177	17.2%
La Ribera Shopping(1)	591	222	166.2%	872	(32.2)%
Alto Comahue	1,016	238	326.9%	1,218	(16.6)%
Total sales	34,205	8,105	322.0%	38,294	(10.7)%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

Cumulative tenants’ sales per type of business in real terms compared to the same quarter of fiscal years 2021 and 2020(1)

(ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Department Store	-	580	-100.0%	2,025	(100.0)%
Clothes and footwear	20,326	4,023	405.2%	20,698	(1.8)%
Entertainment	755	-	-	1,597	(52.7)%
Home and decoration	987	243	306.2%	752	31.3%
Home Appliances	3,264	663	392.3%	4,674	(30.2)%
Restaurants	5,133	1,410	264.0%	4,788	7.2%
Miscellaneous	576	113	409.7%	451	27.7%
Services	3,164	1,073	194.9%	3,309	(4.4)%
Total	34,205	8,105	322.0%	38,294	(10.7)%
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Revenues from cumulative leases as of September 30, 2021, compared to the same quarter of fiscal years 2021 and 2020

(ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Base rent (1)	715	99	622.2%	1,594	(55.1)%
Percentage rent (1)	1,107	96	1,053.1%	761	45.5%
Total rent	1,822	195	834.1%	2,355	(22.6)%
Non-traditional advertising	44	50	(12.0)%	85	(48.2)%
Revenues from admission rights	198	223	(11.2)%	401	(50.6)%
Fees	35	38	(7.9)%	44	(20.5)%
Parking	62	5	1,140.0%	186	(66.7)%
Commissions	54	44	22.7%	85	(36.5)%
Other	10	5	100.0%	23	(56.5)%
Subtotal(2)	2,225	560	297.3%	3,179	(30.0)%
Expenses and Collective Promotion Fund	963	540	78.3%	1,287	(25.2)%
Total	3,188	1,100	189.8%	4,466	(28.6)%
(1)
Includes Revenues from stands for ARS 107.3 million cumulative as of September 2021
(2)
Includes ARS 2.7 million from Patio Olmos.

III. Offices

According to Cushman & Wakefield, the quarter closed with a stable vacancy of 14.3%, in the Buenos Aires City premium market, due to the gradual occupation of workspaces thanks to advances in vaccination and end of the winter period, while prices show a decline averaging USD 25.1 / m2.

Offices’ Operating Indicators

	IQ 22	IVQ 21	IIIQ 21	IIQ 21	IQ 21
Gross Leasable area	113,451	113,291	114,475	114,475	93,144
Total Occupancy	72.4%	74.7%	76.3%	75.6%	83.7%
Class A+ & A Occupancy	78.9%	80.1%	81.2%	79.5%	91.6%
Class B Occupancy	41.1%	48.5%	52.4%	56.7%	53.6%
Rent USD/sqm	25.1	25.7	25.4	25.7	26.0

The gross leasable area during the first quarter of fiscal year 2022 was 113,451 m2, in line with the previous quarter. Portfolio average A+ & A reached 78.9%, and average rental price reached USD 25.1 per sqm.

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

Offices’ Financial Indicators

(in ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Revenues from sales, leases and services	716	825	(13.2)%	1,063	(32.6)%
Net result from fair value adjustment on investment properties, PP&E e inventories	(1,833)	19,992	(109.2)%	10,437	(117.6)%
Profit from operations	(1,280)	20,561	(106.2)%	11,303	(111.3)%
Depreciation and amortization	14	23	(39.1)%	11	27.3%
EBITDA(1)	(1,266)	20,584	(106.2)%	11,314	(111.2)%
Adjusted EBITDA (1)	567	592	(4.2)%	877	(35.3)%
(1)
See Point XIX: EBITDA Reconciliation

During the first quarter of fiscal year 2022, revenues from the offices segment decreased by 13.2% and Adjusted EBITDA decreased 4.2% compared to the previous fiscal year, mainly explained by the lower occupancy and sale of part of the portfolio, although compensated by the incorporation of “261 Della Paolera”. Adjusted EBITDA margin was 79.1%, 7.3 bps higher than the previous year.

Below is information on our office segment and other rental properties:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	IRSA CP’s Actual Interest	3M 22 - Rental revenues (ARS thousand) (6)
AAA & A Offices
Republica Building	Dec-14	19,885	60.9%	100%	94,443
Boston Tower (6)	Dec-14				311
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	56,813
Dot Building	Nov-06	11,242	84.9%	80%	63,353
Zetta	May-19	32,173	81.1%	80%	206,243
261 Della Paolera – Catalinas (5)	Dec-20	27,690	84.6%	100%	241,202
Total AAA & A Offices		93,969	78.9%		662,365

B Offices
Suipacha 652/64	Dec-14	11,465	17.3%	100%	12,713
Philips	Jun-17	8,017	75.1%	100%	32,953
Total B Buildings		19,482	41.1%	100%	45,666
Subtotal Offices		113,451	72.4%		708,031

Other rental properties (4)					7,698
Total Offices and Others					715,729
(1) Corresponds to the total gross leasable area of each property as of September 30, 2021. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of September 30, 2021.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Includes all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665, San Martin Plot and Santa María del Plata).
(5) Includes 824 square meters of gross leasable area of the basement.
(6) The office buildings were sold during the fiscal year.

IV. Hotels

After the restrictions imposed in 2020 due to the pandemic, which kept the sector without operations for approximately 9 months, the activity begins to show signs of recovery thanks to domestic tourism and the government's incentives to promote it in a context where certain restrictions still apply in air flows and the arrival of international tourism.

The Group's hotels located in the City of Buenos Aires operate with low occupancy levels, while the Llao Llao resort, in the city of Bariloche, shows a growing demand for domestic tourism and operational indicators similar to those observed before the pandemic.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

(in ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Revenues	473	9	5,155.6%	1.069	(55.8)%
Profit from operations	17	(292)	-	128	(86.7)%
Depreciation and amortization	62	72	(13.9)%	67	(7.5)%
EBITDA	79	(220)	-	195	(59.5)%

During the first quarter of fiscal year 2022, Hotels segment recorded a decrease in revenues of 55.8% compared with the same quarter of fiscal year 2020 while the segment’s EBITDA reached ARS 79 million, a 59.5% decrease when compared to the same period of fiscal year 2020.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy
Intercontinental (1)	11/01/1997	76,34%	313	11.7%
Sheraton Libertador (2)	03/01/1998	100,00%	200	9.6%
Llao Llao (3)	06/01/1997	50,00%	205	46.4%
Total	-	-	718	21.0%
(1)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2)
Through Hoteles Argentinos S.A.U.

(3)
Through Llao Llao Resorts S.A.

Hotels’ operating and financial indicators.

	IQ 22	IVQ 21	IIIQ 21	IIQ 21	IQ 21
Average Occupancy	21.0%	12,1%	28.2%	8.0%	0.6%
Average Rate per Room (USD/night)	243	151	230	175	95

V. Sales and Developments

(in ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Revenues	-	59	(100.0)%	127	(100.0)%
Net result from fair value adjustment on investment properties	(1,244)	15,393	(108.1)%	7,856	(115.8)%
Result from operations	(1,204)	14,729	(108.2)%	7,692	(115.7)%
Depreciation and amortization	2	6	(66.7)%	18	(88.9)%
Net result from fair value adjustment on investment properties	122	8,163	(98.5)%	-	-
Barter Agreement results	-	-	-	-	-
EBITDA (1)	(1,202)	14,735	(108.2)%	7,710	(115.6)%
Adjusted EBITDA (1)	164	7,505	(97.8)%	(146)	-
(1)
See Point XIX: EBITDA Reconciliation

Revenues from the “Sales and Development” segment decreased 100% during the first quarter of fiscal year 2022 compared to previous fiscal year. Adjusted EBITDA of Sales and Developments was ARS 164 million during the period compared to ARS 7,505 million in the same quarter of last year, mainly due to the impact of the realized fair value of the sales of Bouchard 710 and Torre Boston in the latter.

VI. CAPEX (through our subsidiary IRSA Propiedades Comerciales S.A.)

Alto Palermo Expansion

We keep working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of September 30, 2021, was 95.7% and construction works are expected to be finished by January 2022.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

VII. International

Investment in Condor Hospitality Inc.

On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners. This agreement is subject to the approval of the Condor Shareholders' Meeting.

In this context, Condor announced a Liquidation and Dissolution Plan with the intention of distributing certain net proceeds from the sale of the hotel portfolio to shareholders in one or more instalments.

The sale agreement and the implementation of the Liquidation Plan are subject to the approval of the Condor Shareholders' Meeting.

As of the date of these financial statement presentation, the Company owns, directly and indirectly, 3,191,213 ordinary shares representing 21.7% of the capital stock

VIII. Corporate

(in millions of ARS)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Revenues	-	-	-	-	-
Result from operations	(115)	(120)	(4.2)%	(176)	(34.7)%
Depreciation and amortization	3	2	50.0%	2	50.0%
EBITDA	(112)	(118)	(5.1)%	(174)	(35.6)%

IX. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of September 30, 2021. During the first quarter of fiscal year 2021, the investment in Banco Hipotecario generated an ARS 360 million loss compared to a ARS 88 million loss during the same period of 2021. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

X. EBITDA by Segment (ARS million)

IQ 22	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Result from operations	(2,241)	(1,280)	(1,204)	17	(10)	(115)	59	(4,774)
Depreciation and amortization	49	14	2	62	-	3	20	150
EBITDA	(2,192)	(1,266)	(1,202)	79	(10)	(112)	79	(4,624)

IQ 21	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Result from operations	1,513	20,561	14,729	(292)	17	(120)	750	37,158
Depreciation and amortization	64	23	6	72	-	2	19	186
EBITDA	1,577	20,584	14,735	(220)	17	(118)	769	37,344
EBITDA Var	(239.0)%	(106.2)%	(108.2)%	-	(158.8)%	(5.1)%	(89.7)%	(112.4)%

IQ 20	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Result from operations	3,174	11,303	7,692	128	(66)	(134)	392	22,489
Depreciation and amortization	56	11	18	67	2	2	15	171
EBITDA	3,230	11,314	7,710	195	(64)	(132)	407	22,660
EBITDA Var	(167.9)%	(111.2)%	(115.6)%	(59.5)%	(84.4)%	(15.2)%	(80.6)%	(120.4)%

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

XI. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	3,430	(24)	985	(9)	4,382
Costs	(745)	16	(1,025)	-	(1,754)
Gross result	2,685	(8)	(40)	(9)	2,628
Result from sales of investment properties	(6,609)	115	-	-	(6,494)
General and administrative expenses	(752)	2	-	13	(737)
Selling expenses	(337)	(1)	-	-	8338)
Other operating results, net	239	1	16	(4)	252
Result from operations	(4,774)	109	(24)	-	(4,689)
Share of loss of associates and joint ventures	(80)	(75)	-	-	(155)
Result before financial results and income tax	(4,854)	34	(24)	-	(4,844)
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

XII. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of September 30, 2021:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	3.2	Floating	< 360 days
Series VII NCN	USD	33.7	4.0%	Jan-22
Series X NCN	ARS	7.1	Floating	Mar-22
Series V NCN	USD	9.2	9.0%	May-22
Series IX NCN	USD	80.7	10.0%	Mar-23
Series I NCN	USD	3.1	10.0%	Mar-23
Series VIII NCN	USD	31.8	10.0%	Nov-23
Series XI NCN	USD	15.8	5.0%	Mar-24
Series XII NCN	ARS	48.3	Floating	Mar-24
Series XIII NCN	USD	58.2	3.9%	Aug-24
Loan with IRSA CP (3)	USD	41.4	-	Mar-22
Other debt	USD	5.9	-	Feb-22
IRSA’s Total Debt	USD	338.3
Cash & Cash Equivalents + Investments	USD	6.8
IRSA’s Net Debt	USD	331.6
Bank loans and overdrafts	ARS	51.7	-	< 360 days
PAMSA loan	USD	16.2	Fixed	Feb-23
IRSA CP NCN Class II	USD	358.5	8.75%	Mar-23
IRSA CP’s Total Debt	USD	426.4
Cash & Cash Equivalents + Investments (2)	USD	126.0
Intercompany Credit	USD	41.4
IRSA CP’s Net Debt	USD	259.0
(1)
Principal amount in USD (million) at an exchange rate of ARS 98.74/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Includes amounts taken by IRSA and subsidiaries.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

XIII. Material and Subsequent Events

August 2021: Note’s issuance

On August 26, 2021, the company issued in the local market a total amount of USD 58.1 million through the following Notes:

●
Series XIII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment will be in three installments, counted from the date of issuance: the first for 25% of the nominal value on August 26, 2023; the second for 25% on February 26, 2024, and the third for 50% of the nominal value on August 26, 2024. The price of issuance was 100.0% of the nominal value.

The funds will be used to refinance short-term liabilities.

September 2021: Warrants exercise

Between September 17 and 25, 2021, certain warrants holders have exercised their right to acquire additional shares and 30,741 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 13,280.11 has collected the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company goes from 658,676,460 to 658,707,201, and the new number of outstanding warrants goes from 80,000,000 to 79,969,259.

September 2021: Merger Proposal

On September 30, 2021, IRSA & IRSA Propiedades Comerciales Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process,as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA PC public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

The merger is subject to the approval of the shareholders' meeting of both companies whose call will be made once they have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject since both companies list their shares in markets that operate in said jurisdiction.

Once the merger by absorption between IRSA as the absorbing company and IRSA CP as the absorbed company has been approved, the effective date will be July 1, 2021, date from which the transfer to the absorbing company of all the assets of the absorbed company will take effect, thereby incorporating all its rights and obligations, assets, and liabilities into the equity of the absorbing company, all subject to the required corporate approvals.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC.

The exchange of IRSA PC shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice), a process that may take several months.

October 2021: General Ordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October21, 2021, the following matters, inter alia, were resolved:

●
To partially write off the special reserve in the amount of ARS 30,693,399,903 which, adjusted for inflation, amounts to the sum of ARS 33,542,594,551, and use it for the total absorption of the negative result for the fiscal year 2021

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2021.

XIV. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	09.30.2021	09.30.2020	09.30.2019
Non-current assets	221,796	285,472	738,472
Current assets	15,308	20,103	342,046
Total assets	237,104	305,575	1,080,518
Capital and reserves attributable to the equity holders of the parent	66,801	107,302	78,541
Non-controlling interest	22,423	35,623	95,390
Total shareholders’ equity	89,224	142,925	173,931
Non-current liabilities	126,629	116,833	694,829
Current liabilities	21,251	45,817	211,758
Total liabilities	147,880	162,650	906,587
Total liabilities and shareholders’ equity	237,104	305,575	1,080,518

11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

XV. Summarized Comparative Consolidated Income Statement

(in ARS million)	09.30.2021	09.30.2020	09.30.2021
Profit from operations	(4,689)	35,856	21,562
Share of profit of associates and joint ventures	(155)	225	1,124
(Loss) / Profit from operations before financing and taxation	(4,844)	36,081	22,686
Financial income	62	86	127
Financial cost	(2,004)	(2,429)	(2,717)
Other financial results	2,966	952	(13,955)
Inflation adjustment	340	(89)	(599)
Financial results, net	1,364	(1,480)	(17,144)
Results before income tax	(3,480)	34,601	5,542
Income tax	2,466	(12,133)	(3,819)
Results of the period from continued operations	(1,014)	22,468	1,723
Profit from discontinued operations after taxes	0	(9,752)	21,174
Result of the period	(1,014)	12,716	22,897
Other comprehensive (loss) / income for the period	(164)	(13,223)	24,162
Total comprehensive result for the period	(1,178)	(507)	47,059

Attributable to:
Equity holders of the parent	(762)	4,443	5,440
Non-controlling interest	(416)	(4,950)	41,619

XVI. Summary Comparative Consolidated Cash Flow

(in ARS million)	09.30.2021	09.30.2020	09.30.2019
Net cash generated from operating activities	1,653	5,125	15,959
Net cash generated from investing activities	(205)	63,187	5,321
Net cash used in financing activities	(1,048)	(41,387)	(53,729)
Net increase in cash and cash equivalents	400	26,925	(32,449)
Cash and cash equivalents at beginning of year	2,110	148,318	141,888
Cash and cash equivalents reclassified to available for sale	-	-	55
Subsidiaries deconsolidation	-	(158,820)	-
Foreign exchange gain on cash and changes in fair value of cash equivalents	(357)	(9,719)	21,155
Cash and cash equivalents at period-end	2,153	6,704	130,649

XVII. Comparative Ratios

(in ARS million)	09.30.2021		09.30.2020
Liquidity
CURRENT ASSETS	15,308	0.72	20,103	0.44	342,046	1.62
CURRENT LIABILITIES	21,251		45,817		211,758
Indebtedness
TOTAL LIABILITIES	147,880	2.21	162,650	1.52	906,587	11.54
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	66,801		107,302		78,541
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	66,801	0.45	107,302	0.66	78,541	0.09
TOTAL LIABILITIES	147,880		162,650		906,587
Capital Assets
NON-CURRENT ASSETS	221,796	0.94	285,472	0.93	738,472	0.68
TOTAL ASSETS	237,104		305,575		1,080,518

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

XVIII. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

	2021	2020	2019
Profit for the period	(1,014)	12,716	22,897
Result from discontinued operations	-	9,752	(21,174)
Interest income	(62)	(27)	(127)
Interest expense	1,863	2,265	2,533
Income tax	(2,466)	12,133	3,819
Depreciation and amortization	149	186	181
EBITDA (unaudited)	(1,530)	37,025	8,130
Net gain from fair value adjustment of investment properties	6,494	(36,728)	(18,829)
Realized net gain from fair value adjustment of investment properties	122	8,163	-
Share of profit of associates and joint ventures	155	(225)	(1,124)
Dividends earned	-	(18)	-
Foreign exchange differences net	(2,842)	13	13,614
Result from derivative financial instruments	(3)	286	(343)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(124)	(1,220)	695
Inflation adjustment	(340)	89	599
Other financial costs/income	144	92	173
Adjusted EBITDA (unaudited)	2,076	7,477	2,915
Adjusted EBITDA Margin (unaudited)(1)	47.38%	304.81%	42.61%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

13

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2021

XIX. Brief comment on prospects for the Fiscal Year

We are optimistic about the recovery of the shopping center business during fiscal year 2022. Activity indicators, such as tenants’ sales and visiting public, evolve favorably and we continue working on occupying the area that was made available because of the pandemic. Likewise, we will continue to position the company's Marketplace to complement physical in-store sales with online sales, offering our customers different purchase and delivery alternatives.

The office segment continues to evolve in line with new hybrid work trends. Although we have evidenced a slight reduction in rental values along with an increase in vacancies, our current portfolio, after a "flight to quality" process, brings together the differential characteristics to offer the services level required by the most demanding corporations. We will work during the fiscal year on the full occupancy of the building "261 Della Paolera", inaugurated in December 2020, as well as the rest of the vacant surface of the portfolio.

Regarding hotels segment, after the restrictions imposed in 2020 due to the pandemic, which kept the sector without operations for approximately 9 months, the activity is beginning to show signs of recovery from domestic tourism and government incentives to promote it. The sector awaits the resumption of air flows and the arrival of international tourism in order to recover its income levels prior to the pandemic.

In 2022 we will continue working in 2022 to reduce and make the structure costs more efficient and to consolidate the best real estate portfolio in Argentina.

The Company's Board of Directors approved during the quarter a corporate reorganization process consisting of a merger by absorption within the framework of the Companies Law No. 19,550 and the Income Tax Law No. 20,628, in which the Company would absorb IRSA PC, which would be dissolved without being liquidated. The process is pending approval by the Shareholders' Meeting which will be carried out in the coming months.

The Company remains committed to preserve the health and well-being of its customers, employees, tenants, and the entire population, constantly re-evaluating its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Saúl Zang
First Vice-Chairman

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